UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 22, 2021
Commission File Number 001-15244
Credit Suisse Group AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
Credit Suisse AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report includes the media release and the slides for the presentation to investors in connection with the 1Q21 results.

Media Release Zurich, April 22, 2021

First quarter 2021 financial results

Net loss of CHF 252 mn in 1Q21, reflecting significant charge with respect to the US-based hedge fund matter in 1Q21, offsetting positive performance across wealth management and investment banking; capital position with CET1 ratio of 12.2% to be further strengthened by successful placement of 203 mn shares via two series of Mandatory Convertible Notes

Credit Suisse Group Reported Results (CHF mn, unless otherwise specified)	1Q21	1Q20	∆1Q20
Net revenues	7,574	5,776	31%
o/w Wealth Management-related	3,882	3,766	3%
o/w Investment Bank in USD mn	3,888	2,155	80%
Provision for credit losses	4,394	568	-
Total operating expenses	3,937	4,007	(2)%
Pre-tax income / (loss)	(757)	1,201	-
Net income / (loss) attributable to shareholders	(252)	1,314	-
Return on tangible equity attributable to shareholders	(2.6)%	13.1%	-
CET1 ratio	12.2%	12.1%	-
Tier 1 leverage ratio[1]	5.5%	5.3%	-
Adjusted excluding significant items and the US-based hedge-fund matter* (CHF mn)	1Q21	1Q20	∆1Q20
Net revenues	7,430	5,508	35%
Pre-tax income	3,596	946	280%

Thomas Gottstein, Chief Executive Officer of Credit Suisse Group AG, commented: “Our results for the first quarter of 2021 have been significantly impacted by a CHF 4.4 bn charge related to a US-based hedge fund. The loss we report this quarter, because of this matter, is unacceptable. Together with the Board of Directors, we have taken significant steps to address this situation as well as the supply chain finance funds matter. Among other decisive actions, we have made changes in our senior business and control functions; we have enhanced our risk review across the bank; we have launched independent investigations into these matters by external advisors, supervised by a special committee of the Board; and we have taken several capital-related actions. We will work to ensure Credit Suisse emerges stronger. However, it is also important to recognize that our underlying 1Q21 financial performance[2], across all divisions, was strong, supported by solid results in Switzerland, and strong growth in APAC and investment banking. We expect that our successful MCN placement today will further strengthen our balance sheet and enable us to support the momentum in our core franchises. Our underlying result is a testament to the earnings power of Credit Suisse and to the commitment of our employees. And it makes it all the more important that we quickly and decisively resolve the issues we are currently dealing with.”

Financial highlights
- Strong revenue generation across Wealth Management-related businesses and the Investment Bank; reported net revenues up 31% year on year
- Strong 1Q21 Net New Assets (NNA) for the Group of CHF 28.4 bn, of which WM NNA of CHF 14.4 bn, equal to a 7% annualized growth rate with positive contributions across all three WM businesses
- CET1 ratio of 12.2% and CET1 leverage ratio of 3.8% at the end of 1Q21, with intention to achieve approx. 13% CET1 ratio and a minimum of 4.0% CET1 leverage ratio
- Successfully placed 203 mn shares via two series of MCNs, leading to an estimated uplift of ~55-60 bps to the CET1 ratio[3]

Business highlights for 1Q21
- Continued momentum in Wealth Management (WM)-related businesses with pre-tax income growth, on an adjusted basis, excluding significant items*, of 59% year on year and an adjusted RoRC, excluding significant items*, of 29%
- Strong growth in Asia Pacific (APAC) with pre-tax income growth, on an adjusted basis and excluding significant items*, of 164% year on year and an adjusted RoRC, excluding significant items*, of 52%, on a USD basis
- Investment Bank (IB) results significantly impacted by US-based hedge fund charge of CHF 4.4 bn; net revenues grew by 80% year on year; reported pre-tax loss of USD 2.6 bn
- Group-wide AuM of CHF 1.6 trn at end of 1Q21, up 6% vs 4Q20; WM AuM of CHF 841 bn, up 6% vs 4Q20; WM Client Business Volume of CHF 1.3 trn, up 7% vs 4Q20
- Supply Chain Finance (SCF) Funds matter: returning cash to investors in the four supply SCF funds remains CSAM’s priority; to date, total cash distributions to investors of USD 4.8 bn; progress updates to be provided over the coming months

Media Release Zurich, April 22, 2021

SUMMARY
1Q21 Results
As per our trading updates in March and April, we absorbed several items during the quarter that had a considerable impact on the reported results. We recorded a pre-tax loss of CHF 757 mn in 1Q21 and a net loss attributable to shareholders of CHF 252 mn, including a pre-tax charge of CHF 4.4 bn relating to the US-based hedge fund matter.4 The underlying business results5 have been strong with adjusted net revenues excluding significant items and the US-based hedge-fund matter* were CHF 7.4 bn, up 35% year on year, and higher adjusted pre-tax income, excluding significant items and the US-based hedge-fund matter*, of CHF 3.6 bn, up 280%. As per close of business on April 21, 2021, we have now exited 97% of the related positions and expect to take an additional loss in 2Q21 of approximately CHF 0.6 bn in connection with the US-based hedge fund matter.

In our Wealth Management-related businesses, we delivered strong growth across our franchise and reported net revenues of CHF 3.9 bn, up 3% year on year, with transaction-based revenues up 18%, recurring commissions & fees up 3% and lower net interest income, down 9%. Adjusted total Wealth-Management-related net revenues, excluding significant items*, of CHF 3.7 bn were up 7% year on year.

Our Investment Bank continued to demonstrate momentum as revenues increased to USD 3.9 bn, up 80% year on year, benefitting from a strong performance across all products: Fixed Income Sales & Trading was up 29% year on year, Equity Sales & Trading was up 23%, and Capital Markets & Advisory6 was up significantly. Global Trading Solutions (GTS), our collaboration between the IB and our wealth management businesses, also recorded increased net revenues, up 10% year on year, underlining the strength of our strategy as we continue to drive collaboration across divisions and business areas.

Operating expenses for the Group of CHF 3.9 bn decreased by 2% year on year, mainly reflecting lower compensation expenses; on an adjusted* basis, operating expenses decreased by 3%. Provision for credit losses in 1Q21 increased significantly year on year, and quarter on quarter, due to the US-based hedge fund matter. We recorded CHF 4.4 bn of provision for credit losses, compared to CHF 568 mn in 1Q20 and CHF 138 mn in 4Q20. The vast majority of the quarter’s provisions are reflected in the IB and relate to this specific matter.

The Group recorded NNA of CHF 28.4 bn in 1Q21, this compares to CHF 5.8 bn in 1Q20 and CHF 8.4 bn in 4Q20. Strong asset gathering across our wealth management businesses with Swiss Universal Bank (SUB) Private Clients recording CHF 2.2 bn, International Wealth Management (IWM) Private Banking recording CHF 7.2 bn and APAC recording USD 5.4 bn. Group Assets under Management (AuM) totaled CHF 1.6 trn at the end of 1Q21, up from CHF 1.5 trn at the end of 4Q20.

As of the end of 1Q21, our CET1 ratio was 12.2%. For 1Q21, CHF 5.8 bn in risk-weighted assets were related to our remaining exposure in the US-based hedge fund matter, and a Pillar 2 capital add-on of CHF 1.9 bn relating to the supply chain finance funds matter was required by FINMA. During 2Q21, as we exit the hedge fund-related positions, the amount of the associated risk-weighted assets will be reduced accordingly. We would expect the required risk-weighted assets to be reduced to zero during 2Q21.

On April 22, 2021, we announced an offering of two series of mandatory convertible notes (MCNs), Series A MCNs and Series B MCNs, which will be convertible into 100 million shares and 103 million shares of Credit Suisse Group AG, respectively. The offering is expected to further strengthen our capital position and to close on or around May 12, 2021.

The shares of Credit Suisse Group AG underlying the Series A MCNs will be issued from Credit Suisse Group AG’s current conditional capital. The shares of Credit Suisse Group AG underlying the Series B MCNs will be issued from Credit Suisse Group AG's current authorized capital. As the full amount of the current authorized capital is expected to be utilized for such issuance, the Board has decided to withdraw, at the Annual General Meeting (AGM) 2021, its proposal for a moderate increase and the extension of the authorized capital.

Media Release Zurich, April 22, 2021

CAPITAL RETURNS TO SHAREHOLDERS
As previously announced on April 6, 2021, the Board of Directors amended its dividend proposal to shareholders at the AGM on April 30, 2021. It is proposing to distribute an ordinary total dividend of CHF 0.10 gross per registered share, half from retained earnings and half out of the capital contribution reserves. This proposal will help to preserve our strong capital positon. Following the completion of share buybacks in 1Q21 of CHF 305 mn of shares, we have suspended the share buyback program. Subject to 2021 financial performance, the Board of Directors would intend to restore the dividend in 2021 before any resumption of share buybacks.

OUTLOOK
Overall, we would expect market volumes to return to lower, and more normal, levels in the coming quarters. We expect a residual impact of approximately CHF 0.6 bn from the US-based hedge fund matter in 2Q21, as we have now exited 97% of the related positions.

In Wealth Management, we anticipate broadly stable net interest income and improving recurring commissions and fees benefiting from higher levels of AuM. For the Investment Bank, we would expect the second quarter to reflect a slowdown in market activity, as well as the adverse impact from the US-based hedge fund matter, particularly from the resizing of our Prime Services business.

Signs of recovery in the global economy could allow us to progressively release part of our allowance for credit losses under the CECL accounting methodology that was built in the early months of the COVID-19 crisis last year. Additionally, we expect the effective tax rate to remain significantly elevated for the remainder of the year. Including the benefit of the MCN-related capital raise as well as other proactive capital actions, we intend to achieve a CET1 ratio of approximately 13% and a minimum 4% CET1 leverage ratio.

DECISIVE ACTIONS TAKEN FOLLOWING RECENT EVENTS
As previously announced in trading updates in March and April, the Credit Suisse Board of Directors and the Executive Board have taken action to address the supply chain finance funds and US-based hedge fund matters directly. FINMA and other regulators were kept informed. These include:
Senior management changes:
-	Replacing Brian Chin, CEO Investment Bank, and Lara Warner, Chief Risk and Compliance Officer
-	Christian Meissner appointed CEO of the Investment Bank and member of the Executive Board, effective May 1, 2021
-	Joachim Oechslin appointed Chief Risk Officer and member of the Executive Board, in each case on an ad-interim basis, effective April 6, 2021
-	Thomas Grotzer appointed interim Global Head of Compliance, reporting to the Group CEO, effective April 6, 2021
-	Ulrich Körner appointed CEO of Asset Management and member of the Executive Board, effective April 1, 2021
-	And a number of other executive changes in the Investment Bank and the CRCO function
Enhanced review of risk across the bank:
-	Extensive review across our Prime Services business focused on underlying risk positions, as well as related counterparties
-	Enhanced due diligence across Asset Management following supply chain finance funds matter
-	Group-wide review of risk positions and of business and risk processes in close cooperation with Board of Directors and external advisors
-	Applying lessons learned from recent matters across the bank
Launched independent investigations into supply chain finance funds matter and US-based hedge fund matter
-	The Board of Directors has launched two independent investigations, carried out by external advisors, into the supply chain finance funds matter and the significant US-based hedge fund matter

Media Release Zurich, April 22, 2021

-
These investigations are being supervised by a special committee of the Board of Directors and will not only focus on the direct issues arising from those matters, but also reflect on the broader consequences and lessons learned

Capital related actions:
-	Suspension of share buyback program
-	Reduction of ordinary total dividend proposal to CHF 0.10 gross per registered share
-	Successful placement of two series of MCNs

-	Close engagement with FINMA and all relevant regulators; FINMA has initiated two enforcement proceedings (with regards to the US-based hedge fund and supply chain finance funds matters)

UPDATE ON LITIGATION
On April 19, 2021, Credit Suisse entered into a settlement with U.S. Bank as trustee in two legacy legal actions in New York state court relating to residential mortgage-backed securities from 2006 for the aggregate amount of USD 500 mn on claims of over USD 1.3 bn. Credit Suisse is fully reserved and no further charge will be incurred. The settlement remains subject to approval through a separate court proceeding to be brought by the trustee. This resolution also removes two of the largest exposures remaining on Credit Suisse’s legacy RMBS docket.

Media Release Zurich, April 22, 2021

DETAILED DIVISIONAL SUMMARIES
Swiss Universal Bank (SUB)

Reported results (in CHF mn)	1Q21	1Q20	∆1Q20
Net revenues	1,449	1,454	(0)%
Provision for credit losses	26	124	-
Total operating expenses	758	799	(5)%
Pre-tax income	665	531	25%
Cost/income ratio (%)	52%	55%	-
Net New Assets	6.1	0.6	-
o/w Private Clients	2.2	(4.2)	-
Adjusted results, excluding significant items* (in CHF mn)	1Q21	1Q20	∆1Q20
Net revenues	1,406	1,429	(2)%
Total operating expenses	749	798	(6)%
Pre-tax income	631	507	24%
Cost/income ratio (%)	53%	56%	-

1Q21 Results
-
Strong pre-tax income for SUB in 1Q21, reflecting stable net revenues; continued positive momentum compared to 4Q20 with resilient performance across all major revenue categories, including net interest income

-
Record quarterly adjusted pre-tax income, excluding significant items*, of CHF 631 mn, up 24% year on year, with limited CECL-related provision for credit losses as well as a decreased adjusted* operating expenses, down 6% year on year, driven by ongoing cost discipline

-
Resilient adjusted net revenues, excluding significant items*, up 13% compared to 4Q20; down 2% compared to 1Q20, driven by lower deposit income, partially offset by higher recurring commissions & fees

-	Strong NNA flows of CHF 6.1 bn with positive contributions from Private Clients and Corporate & Institutional Clients
-	SUB recorded higher client business volumes of CHF 1.0 trn, up 5% compared to 4Q20
-
Private Clients adjusted pre-tax income, excluding significant items*, of CHF 286 mn, up 3% year on year, driven by decreased adjusted* operating expenses, down 7%, and lower provision for credit losses; adjusted net revenues, excluding significant items*, down 4%, driven by lower transaction-based revenues, down 10%, from decreased client activity, decreased net interest income, down 3%, from lower deposit income, and lower recurring commissions & fees, down 2%, mainly from our investment in Swisscard

-
Corporate & Institutional Clients adjusted pre-tax income, excluding significant items*, of CHF 345 mn, up 51% year on year, driven by lower provision for credit losses, decreased adjusted* operating expenses, down 5%, as well as increased adjusted net revenues, excluding significant items*, up 1%, driven by higher recurring commissions & fees, up 7%, due to higher fees from lending activities, with stable net interest income and slightly lower transaction-based revenues, down 1%, compared to 1Q20

Media Release Zurich, April 22, 2021

International Wealth Management (IWM) – Private Banking

Reported results (in CHF mn)	1Q21	1Q20	∆1Q20
Net revenues	987	1,032	(4)%
Provision for credit losses	0	39	-
Total operating expenses	579	648	(11)%
Pre-tax income	408	345	18%
Cost/income ratio (%)	59%	63%	-
Net New Assets	7.2	3.7	-
Adjusted results, excluding significant items* (in CHF mn)	1Q21	1Q20	∆1Q20
Net revenues	929	1,017	(9)%
Total operating expenses	585	649	(10)%
Pre-tax income	344	329	5%
Cost/income ratio (%)	63%	64%	-

1Q21 Results
-
Adjusted pre-tax income, excluding significant items*, was CHF 344 mn, up 5% year on year, driven by lower costs, with adjusted* operating expenses down 10% and lower provision for credit losses, offset in part by lower net revenues

-
Adjusted net revenues, excluding significant items*, down 9% year on year, with 18% lower net interest income primarily due to lower USD interest rates, offsetting positive impacts from strong deposit and loan growth; recurring commissions & fees, up 1%, and lower transaction-based revenues, down 8% with lower brokerage and product issuing fees and lower FX commissions, compared to high activity in 1Q20. Compared to 4Q20, there was a rebound in net revenues

-	Adverse FX impact compared to 1Q20 of CHF 30 mn on revenues and CHF 13 mn on adjusted pre-tax income, excluding significant items*
-	Strong NNA of CHF 7.2 bn from across Emerging Markets and Western Europe
-	IWM recorded higher client business volumes of CHF 555 bn, up 7% compared to 4Q20

Media Release Zurich, April 22, 2021

International Wealth Management (IWM) – Asset Management

Reported results (in CHF m)	1Q21	1Q20	∆1Q20
Net revenues	386	445	(13)%
Provision for credit losses	0	0	-
Total operating expenses	271	281	(4)%
Pre-tax income	115	164	(30)%
Cost/income ratio (%)	70%	63%	-
Net New Assets	10.3	0.1	-
Adjusted results, excluding significant items* (in CHF m)	1Q21	1Q20	∆1Q20
Net revenues	386	242	60%
Total operating expenses	269	281	(4)%
Pre-tax income / (loss)	117	(39)	-
Cost/income ratio (%)	70%	116%	-

1Q21 Results
-
It remains Credit Suisse Asset Management’s priority to return cash to investors in the supply chain finance funds; as of April 9, 2021, redemption payments totaling USD 4.8 bn have been made; intend to provide a further update on the progress made by the end of April 2021

-
Adjusted pre-tax income, excluding significant items*, was CHF 117 mn, up significantly year on year, driven by higher adjusted net revenues, excluding significant items*, and lower adjusted* operating expenses, down 4%

-
Adjusted net revenues, excluding significant items*, were CHF 386 mn, up 60% year on year, driven by significantly higher investment-related gains, and higher management fees, up 6%, on higher AuM and strong NNA inflows

-	Strong NNA of CHF 10.3 bn driven by Equities and Index Solutions

Media Release Zurich, April 22, 2021

Asia Pacific (APAC)

Reported results (in USD mn)	1Q21	1Q20	∆1Q20
Net revenues	1,166	866	35%
Provision for credit losses	30	102	-
Total operating expenses	559	537	4%
Pre-tax income	577	227	154%
Cost/income ratio (%)	48%	62%	-
Net New Assets	5.4	3.2	-
Adjusted results, excluding significant items* (in USD mn)	1Q21	1Q20	∆1Q20
Net revenues	1,119	840	33%
Total operating expenses	558	537	4%
Pre-tax income	531	201	164%
Cost/income ratio (%)	50%	64%	-

1Q21 Results
-
Adjusted pre-tax income, excluding significant items*, was USD 531 mn, up significantly year on year, driven by higher adjusted net revenues, excluding significant items*, offset partly by adjusted* operating expenses up 4%, due in part to China-related investments; provision for credit losses was significantly lower

-
Adjusted net revenues, excluding significant items*, up 33% year on year, reflected significantly higher transaction-based revenues, up 74%, mainly from significantly lower mark-to-market losses, elevated private client activity levels, higher M&A and ECM activities and higher revenues from GTS, as well as higher recurring commissions & fees up 11%, reflecting strong fund and mandates volumes. These were offset in part by lower net interest income down 12%, driven by lower deposit and lower loan margins

-	Asia Pacific regional net revenues[7], excluding significant items*[8], were up 30% year on year and represented 19% of the bank’s net revenues, on a CHF basis
-	Strong NNA inflows of USD 5.4 bn, mainly driven by inflows from Greater China
-	Higher client business volumes of USD 419 bn, up 4% compared to 4Q20

Media Release Zurich, April 22, 2021

Investment Bank (IB)

Reported results (in USD mn)	1Q21	1Q20	∆1Q20
Net revenues	3,888	2,155	80%
Provision for credit losses	4,618	315	-
Total operating expenses	1,830	1,754	4%
Pre-tax income/loss	(2,560)	86	-
Cost/income ratio (%)	47%	81%	-
Return on Regulatory Capital	(70)%	2%	-
Adjusted results, excluding the US-based hedge fund matter* (in USD mn)	1Q21	1Q20	∆1Q20
Net revenues	3,888	2,155	80%
Total operating expenses	1,778	1,758	1%
Pre-tax income	2,199	82	-
Cost/income ratio (%)	46%	82%	-
Return on Regulatory Capital	60%	2%	-

1Q21 Results
-	Provision for credit losses of USD 4.6 bn includes the charge related to the US-based hedge fund matter, as announced on April 6, 2021; this led to a reported pre-tax loss of USD 2.6 bn
-
Strategic review underway focused on resizing and de-risking Prime Brokerage and Prime Financing businesses, with a primary focus on continuing to serve our most important franchise clients. By the end of 2021, we plan to reduce IB leverage exposure by at least USD 35 bn and align IB RWA to no more than end-2020 levels

-
Adjusted pre-tax income, excluding the US-based hedge fund matter*, of USD 2.2 bn, up significantly year on year, driven by strong revenue performance across the diversified franchise with net revenues up 80%

-
Fixed Income Sales and Trading revenues of USD 1.6 bn, up 29% year on year, reflecting continued strength in our leading[9] credit franchise with particular strength in Securitized Products and higher Emerging Markets Trading and Financing revenues

-
Equity Sales and Trading revenues of USD 988 mn, up 23% year on year, reflected strength in Equity Derivatives and higher Cash Equities Trading activity, partially offset by lower Prime Services revenues

-	Capital Markets revenues of USD 1.2 bn, up significantly year on year, driven by outperformance in equity capital markets resulting in market share gains[10] and rebound in leveraged finance issuance
-	Advisory revenues of USD 214 mn, up 49% year on year, driven by increased M&A deal completions
-	Global investment banking Capital Markets and Advisory share of wallet[11] of 4.9% increased 110 basis points year on year to the highest level since 4Q17
-	We continue to see strong momentum in Global Trading Solutions reflecting increased collaboration and continued momentum with our wealth management, institutional and corporate clients

Media Release Zurich, April 22, 2021

ONGOING COMMITMENT TO SUSTAINABILITY AND PROGRESS UPDATE ON SRI
Credit Suisse continued to work on its ambition to become a leading provider of sustainable solutions in financial services and our dedicated Sustainability, Research & Investment Solutions (SRI) function continued to sharpen its value proposition in 1Q21:

-	As of end of 1Q21, Credit Suisse’s assets managed according to sustainability criteria (Sustainable AuM) were CHF 118 bn, up from CHF 108 bn at the end of 4Q20
-
Credit Suisse enhanced its scope of reporting and launched its Sustainability Report in March 2021, as part of the 2020 annual reporting suite. The Sustainability Report includes new disclosures pursuant to the Sustainability Accounting Standards Board (SASB) standards, for the first time, as well as enhanced Task Force on Climate-related Financial Disclosures (TCFD) disclosures

-
Published a number of key publications such as ‘The Decarbonizing Portfolio’ report and the ‘Double Delta of Impact Investing’ report; we also sponsored the ‘Little Book of Investing in Nature’, a guide to taking action on biodiversity

-
SRI additionally drives Credit Suisse’s commitment to Diversity & Inclusion; in January 2021, we announced further steps toward our commitment in this area by joining ‘The Valuable 500’, a global movement to put disability on the business agenda

-	Credit Suisse has been included in the Bloomberg Gender-Equality Index (GEI) for the second consecutive year in 2021, underscoring our commitment to transparency in gender-data reporting
-
In January 2021, we also celebrated our 16th consecutive year of achieving a score of 100% on the Human Rights Campaign Corporate Equality Index, which highlights our ongoing efforts to promote LGBT+ equality in the workplace

Media Release Zurich, April 22, 2021

CONTACT DETAILS
Kinner Lakhani, Investor Relations, Credit Suisse Tel: +41 44 333 71 49 Email: investor.relations@credit-suisse.com
Katrin Schaad, Corporate Communications, Credit Suisse Tel: +41 844 33 88 44 Email: media.relations@credit-suisse.com
The Earnings Release and Presentation Slides for 1Q21 are available to download from 06:45 CEST today at: https://www.credit-suisse.com/results

PRESENTATION OF 1Q21 RESULTS – THURSDAY, APRIL 22, 2021

Event	Analyst Call	Media Call
Time	08:15 Zurich 07:15 London 02:15 New York	10:30 Zurich 09:30 London 04:30 New York
Language	English	English
Access
Switzerland: +41 44 580 48 67
Europe: +44 203 057 6528
US: +1 866 276 8933

Reference: Credit Suisse Analysts and Investors Call

Conference ID: 8485515

Please dial in 10 minutes before the start of the call

Webcast link here.

Switzerland: +41 44 580 48 67
Europe: +44 203 057 6528
US: +1 866 276 8933

Reference: Credit Suisse Media Call

Conference ID: 6849056

Please dial in 10 minutes before the start of the call

Webcast link here.

Q&A Session	Following the presentation, you will have the opportunity to ask the speakers questions	Following the presentation, you will have the opportunity to ask the speakers questions
Playback	Replay available approximately two hours after the event Switzerland: +41 44 580 40 26 Europe: +44 333 300 9785 US: +1 917 677 7532 Conference ID: 8485515	Replay available approximately two hours after the event Switzerland: +41 44 580 40 26 Europe: +44 333 300 9785 US: +1 917 677 7532 Conference ID: 6849056

Media Release Zurich, April 22, 2021

* Refers to adjusted results, adjusted results excluding significant items, and adjusted results excluding significant items and the US-based hedge fund matter, as applicable. Results excluding items included in our reported results are non-GAAP financial measures. For a reconciliation to the most directly comparable US GAAP measures, see the Appendix of this Media Release. Significant items include the gain related to the transfer of the InvestLab fund platform to Allfunds Group in 1Q20, the gain related to the equity investment revaluation of Allfunds Group in 4Q20, the gain related to the equity investment revaluation of SIX in 4Q20, the impairment to the valuation of our non-controlling interest in York Capital Management in 4Q20 and the gain related to the equity investment revaluation of Allfunds Group in 1Q21. Reported results in 1Q21 include a charge of CHF 4,430 million in respect of the failure by a US-based hedge fund to meet its margin commitments.

Footnotes

1 1Q20 Tier 1 leverage ratio without temporary exclusion of CHF 88,322 mn for cash held at central banks as permitted by FINMA in 2020
2 References to underlying results or performance mean adjusted pre-tax income, excluding significant items and the US-based hedge fund matter*
3 CET1 ratio on an adjusted basis until the earlier of FINMA consent for equity treatment is granted or conversion of the MCNs
4 Reported results in 1Q21 included restructuring expenses of CHF 25 mn, real estate disposal expenses of CHF 38 mn, as well as major litigation provisions of CHF 4 mn, and a gain related to the equity investment revaluation of Allfunds of CHF 144 mn. Reported results in 1Q20 included major litigations provisions of CHF 18 mn, and a gain related to the transfer of the Investlab fund platform to Allfunds Group of CHF 268 mn as well as real estate net release of CHF 5 mn
5 References to underlying results or performance mean adjusted pre-tax income, excluding significant items and the US-based hedge fund matter*
6 Includes capital markets revenues and advisory and other fees within the Investment Bank
7 Reflects net revenues of the APAC division and includes revenues related to the Asia Pacific region recognized in the Investment Bank and International Wealth Management
8 Excluding a gain of CHF 25 mn in 1Q20 related to the transfer of InvestLab to Allfunds Group and a gain of CHF 43 mn in 1Q21 related to the equity investment revaluation of Allfunds Group
9 Source: Thomson Reuters as of March 31, 2021
10 Source: Dealogic for the period ending March 31, 2021 (Americas and EMEA only)
11 Source: Dealogic for the period ending March 31, 2021 (Global)

Abbreviations

AGM – Annual General Meeting; APAC – Asia Pacific; AuM – assets under management; BCBS – Basel Committee on Banking Supervision; BIS – Bank for International Settlements; bn – billion; CECL – US GAAP accounting standard for current expected credit losses; CET1 – common equity tier 1; CHF – Swiss francs; C&IC – Corporate & Institutional Clients; CRCO – Chief Risk and Compliance Officer; CSAM – Credit Suisse Asset Management; DCM – Debt Capital Markets; ECM – Equity Capital Markets; EMEA – Europe, Middle East, Africa; ExB – Executive Board; FINMA – Swiss Financial Market Supervisory Authority FINMA; FX – Foreign Exchange; FXC – Foreign Exchange Constant; GAAP – Generally accepted accounting principles; GTS – Global Trading Solutions; IB – Investment Bank; IPO – Initial Public Offering; ITS – International Trading Solutions; IWM – International Wealth Management; NAB– Neue Aargauer Bank; mn – million; M&A – Mergers & Acquisitions; NNA – net new assets; PB – Private Banking; PC – Private Clients; PTI – Pre-Tax Income; RM – Relationship Manager; RMBS – Residential Mortgage Backed Securities; RoRC – Return on Regulatory Capital; RoTE – Return on Tangible Equity; RWA – risk weighted assets; SEC – U.S. Securities and Exchange Commission; SME – Small and Medium Enterprises; SRI – Sustainability, Research & Investment Solutions; SUB – Swiss Universal Bank; SCF – Supply Chain Finance; trn – trillion; US – United States; USD – US dollar; WM – Wealth Management.

Mandatory Convertible Notes

These materials are not for release, publication or distribution (directly or indirectly) in or to Australia, Canada, Hong Kong, Japan or any other jurisdiction in which such distribution would be prohibited by applicable law.

These materials are not an offer of securities for sale in the United States or to U.S. persons (“U.S. persons”) as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). The mandatory convertible notes described in these materials and the shares of Credit Suisse Group AG issuable on their conversion have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration or an applicable exemption from registration under the U.S. Securities Act.

Important information

This document contains select information from the full 1Q21 Earnings Release and 1Q21 Results Presentation slides that Credit Suisse believes is of particular interest to media professionals. The complete 1Q21 Earnings Release and 1Q21 Results

Media Release Zurich, April 22, 2021

Presentation slides, which have been distributed simultaneously, contain more comprehensive information about our results and operations for the reporting quarter, as well as important information about our reporting methodology and some of the terms used in these documents. The complete 1Q21 Earnings Release and 1Q21 Results Presentation slides are not incorporated by reference into this document.

Credit Suisse has not finalized its 1Q21 Financial Report and Credit Suisse’s independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the period. Accordingly, the financial information contained in this document is subject to completion of quarter-end procedures, which may result in changes to that information.

We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from the COVID-19 pandemic), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.

In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from the COVID-19 pandemic, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals.

In preparing this document, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this document may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.

Return on tangible equity, a non-GAAP financial measure, is calculated as annualized net income attributable to shareholders divided by average tangible shareholders’ equity. Tangible shareholders’ equity, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet. Management believes that return on tangible equity is meaningful as it is a measure used and relied upon by industry analysts and investors to assess valuations and capital adequacy. For end-1Q21, tangible shareholders’ equity excluded goodwill of CHF 4,644 mn and other intangible assets of CHF 239 mn from total shareholders’ equity of CHF 44,590 mn as presented in our balance sheet. For end-1Q20, tangible shareholders’ equity excluded goodwill of CHF 4,604 mn and other intangible assets of CHF 279 mn from total shareholders’ equity of CHF 48,675 mn as presented in our balance sheet.

Prior to 3Q20, regulatory capital was calculated as the worst of 10% of RWA and 3.5% of leverage exposure, and return on regulatory capital (a non-GAAP financial measure) was calculated using income / (loss) after tax and assumed a tax rate of 30%. In 3Q20, we updated our calculation approach, following which regulatory capital is calculated as the average of 10% of RWA and 3.5% of leverage exposure, and return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onward. For periods in 2020, for purposes of calculating Group return on regulatory capital, leverage exposure excludes cash held at central banks, after adjusting for the dividend paid in 2020. For the Investment Bank division, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

Foreign exchange impact is calculated by converting the CHF amount of net revenues, provision for credit losses and operating expenses for 2021 back to the original currency on a monthly basis at the respective spot foreign exchange rate. The respective amounts are then converted back to CHF applying the average 2020 foreign exchange rate from the period against which the foreign exchange impact is measured. Average foreign exchange rates apply a straight line average of monthly foreign exchange rates for major currencies.

Client business volume includes assets under management, custody assets and net loans.

Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA (FINMA).

Media Release Zurich, April 22, 2021

Unless otherwise noted, all CET1 capital, CET1 ratio, Tier-1 leverage ratio, risk-weighted assets and leverage exposure figures in this document are as of the end of the respective period and, for periods prior to 2019, on a “look-through” basis.

Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio. Unless otherwise noted, for periods in 2020, leverage exposure excludes cash held at central banks, after adjusting for the dividend paid in 2020.

References to Wealth Management-related mean SUB, IWM and APAC or their combined results. References to global investment banking mean the Investment Bank, APAC advisory and underwriting as well as M&A, DCM and ECM in SUB C&IC. References to Global Trading Solutions, prior to 3Q20, mean the combination of ITS and APAC Solutions.

Investors and others should note that we announce important company information (including quarterly earnings releases and financial reports as well as our annual sustainability report) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We also routinely use our Twitter account @creditsuisse (https://twitter.com/creditsuisse), our LinkedIn account (https://www.linkedin.com/company/credit-suisse/), our Instagram accounts (https://www.instagram.com/creditsuisse_careers/ and https://www.instagram.com/creditsuisse_ch/), our Facebook account (https://www.facebook.com/creditsuisse/) and other social media channels as additional means to disclose public information, including to excerpt key messages from our public disclosures. We may share or retweet such messages through certain of our regional accounts, including through Twitter at @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these social media accounts is not a part of this document.

Information referenced in this document, whether via website links or otherwise, is not incorporated into this document.

Certain material in this document has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

In various tables, use of “–” indicates not meaningful or not applicable.

The English language version of this document is the controlling version.

Appendix
Appendix
Key metrics
	in / end of			% change
	1Q21	4Q20	1Q20	QoQ	YoY
Credit Suisse Group results (CHF million)
Net revenues	7,574	5,221	5,776	45	31
Provision for credit losses	4,394	138	568	–	–
Compensation and benefits	2,207	2,539	2,316	(13)	(5)
General and administrative expenses	1,376	2,279	1,346	(40)	2
Commission expenses	329	303	345	9	(5)
Restructuring expenses	25	50	–	(50)	–
Total other operating expenses	1,730	2,632	1,691	(34)	2
Total operating expenses	3,937	5,171	4,007	(24)	(2)
Income/(loss) before taxes	(757)	(88)	1,201	–	–
Net income/(loss) attributable to shareholders	(252)	(353)	1,314	(29)	–
Statement of operations metrics (%)
Return on regulatory capital	(7.6)	(0.9)	11.9	–	–
Balance sheet statistics (CHF million)
Total assets	851,395	805,822	832,166	6	2
Risk-weighted assets	302,869	275,084	300,580	10	1
Leverage exposure	967,798	799,853	869,706	21	11
Assets under management and net new assets (CHF billion)
Assets under management	1,596.0	1,511.9	1,370.5	5.6	16.5
Net new assets	28.4	8.4	5.8	238.1	389.7
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	12.2	12.9	12.1	–	–
CET1 leverage ratio	3.8	4.4	4.2	–	–
Tier 1 leverage ratio	5.5	6.4	5.8	–	–

Appendix
Results excluding certain items included in our reported results are non-GAAP financial measures. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results, our adjusted results excluding significant items and our adjusted results excluding significant items and the US-based hedge fund matter to the most directly comparable US GAAP measures.
Reconciliation of adjustment items
	Group
in	1Q21	1Q20
Credit Suisse (CHF million)
Net revenues	7,574	5,776
Significant items
Gain related to InvestLab transfer	0	(268)
Gain on equity investment in Allfunds Group	(144)	0
Adjusted net revenues excluding significant items	7,430	5,508
Provision for credit losses	4,394	568
US-based hedge fund matter	(4,430)	0
Provision for credit losses excluding the US-based hedge fund matter	(36)	568
Total operating expenses	3,937	4,007
Restructuring expenses	(25)	–
Major litigation provisions	(4)	(18)
Expenses related to real estate disposals	(38)	5
Adjusted total operating expenses	3,870	3,994
Income before taxes	(757)	1,201
Adjusted income/(loss) before taxes	(690)	1,214
Adjusted income before taxes excluding significant items	(834)	946
Adjusted income before taxes excluding significant items and the US-based hedge fund matter	3,596	946
Reconciliation of adjustment items excluding FX impact
	Group
in	1Q21	1Q20
Adjusted results excluding significant items and FX impact (CHF million)
Adjusted net revenues	7,574	5,776
Significant items
Gain related to InvestLab transfer	0	(268)
Gain on equity investment in Allfunds Group	(144)	0
Adjusted net revenues excluding significant items	7,430	6,044
FX impact	243	–
Adjusted net revenues excluding FX impact	7,673	6,044
Provision for credit losses	4,394	568
US-based hedge fund matter	(4,430)	–
Provision for credit losses excluding the US-based hedge fund matter	(36)	568
FX impact	(5)	–
Provision for credit losses excluding the US-based hedge fund matter and excluding FX impact	(41)	568
Adjusted operating expenses	3,870	3,994
FX impact	113	–
Adjusted operating expenses excluding FX impact	3,983	3,994
Adjusted income before taxes	3,596	946
FX impact	135	–
Adjusted income before taxes excluding significant items, the US-based hedge fund matter and FX impact	3,731	946

Appendix
Swiss Universal Bank
	in / end of			% change
	1Q21	4Q20	1Q20	QoQ	YoY
Results (CHF million)
Net revenues	1,449	1,393	1,454	4	0
of which Private Clients	737	750	769	(2)	(4)
of which Corporate & Institutional Clients	712	643	685	11	4
Provision for credit losses	26	66	124	(61)	(79)
Total operating expenses	758	840	799	(10)	(5)
Income before taxes	665	487	531	37	25
of which Private Clients	281	257	279	9	1
of which Corporate & Institutional Clients	384	230	252	67	52
Metrics (%)
Return on regulatory capital	21.2	15.8	17.5	–	–
Cost/income ratio	52.3	60.3	55.0	–	–
Private Clients
Assets under management (CHF billion)	213.1	208.6	194.8	2.2	9.4
Net new assets (CHF billion)	2.2	(2.1)	(4.2)	–	–
Gross margin (annualized) (bp)	142	146	146	–	–
Net margin (annualized) (bp)	54	50	53	–	–
Corporate & Institutional Clients
Assets under management (CHF billion)	487.0	462.6	405.3	5.3	20.2
Net new assets (CHF billion)	3.9	3.8	4.8	–	–
Reconciliation of adjustment items
	Swiss Universal Bank
in	1Q21	1Q20
Adjusted results excluding significant items (CHF million)
Net revenues	1,449	1,454
Significant items
Gain related to InvestLab transfer	0	(25)
Gain on equity investment in Allfunds Group	(43)	0
Adjusted net revenues excluding significant items	1,406	1,429
Provision for credit losses	26	124
Total operating expenses	758	799
Restructuring expenses	(9)	–
Major litigation provisions	0	(1)
Adjusted total operating expenses	749	798
Income before taxes	665	531
Adjusted income before taxes	674	532
Adjusted income before taxes excluding significant items	631	507

Appendix
Reconciliation of adjustment items
	Swiss Universal Bank – Private Clients
in	1Q21	1Q20
Adjusted results excluding significant items (CHF million)
Net revenues	737	769
Provision for credit losses	5	12
Total operating expenses	451	478
Restructuring expenses	(5)	–
Adjusted total operating expenses	446	478
Income before taxes	281	279
Adjusted income before taxes	286	279
Adjusted income before taxes excluding significant items	286	279
Reconciliation of adjustment items
	Swiss Universal Bank – Corporate & Institutional Clients
in	1Q21	1Q20
Adjusted results excluding significant items (CHF million)
Net revenues	712	685
Significant items
Gain related to InvestLab transfer	0	(25)
Gain on equity investment in Allfunds Group	(43)	0
Adjusted net revenues excluding significant items	669	660
Provision for credit losses	21	112
Total operating expenses	307	321
Restructuring expenses	(4)	–
Major litigation provisions	0	(1)
Adjusted total operating expenses	303	320
Income before taxes	384	252
Adjusted income before taxes	388	253
Adjusted income before taxes excluding significant items	345	228

Appendix
International Wealth Management
	in / end of			% change
	1Q21	4Q20	1Q20	QoQ	YoY
Results (CHF million)
Net revenues	1,373	952	1,477	44	(7)
of which Private Banking	987	974	1,032	1	(4)
of which Asset Management	386	(22)	445	–	(13)
Provision for credit losses	0	25	39	(100)	(100)
Total operating expenses	850	939	929	(9)	(9)
Income/(loss) before taxes	523	(12)	509	–	3
of which Private Banking	408	293	345	39	18
of which Asset Management	115	(305)	164	–	(30)
Metrics (%)
Return on regulatory capital	38.6	(0.9)	38.7	–	–
Cost/income ratio	61.9	98.6	62.9	–	–
Private Banking
Assets under management (CHF billion)	386.2	365.4	327.7	5.7	17.9
Net new assets (CHF billion)	7.2	4.3	3.7	–	–
Gross margin (annualized) (bp)	105	109	115	–	–
Net margin (annualized) (bp)	44	33	39	–	–
Asset Management
Assets under management (CHF billion)	458.0	440.3	409.6	4.0	11.8
Net new assets (CHF billion)	10.3	6.3	0.1	–	–
Reconciliation of adjustment items
	International Wealth Management
in	1Q21	1Q20
Adjusted results excluding significant items (CHF million)
Net revenues	1,373	1,477
Significant items
Gain related to InvestLab transfer	0	(218)
Gain on equity investment in Allfunds Group	(58)	0
Adjusted net revenues excluding significant items	1,315	1,259
Provision for credit losses	0	39
Total operating expenses	850	929
Restructuring expenses	(1)	–
Major litigation provisions	11	0
Expenses related to real estate disposals	(6)	1
Adjusted total operating expenses	854	930
Income/(loss) before taxes	523	509
Adjusted income before taxes	519	508
Adjusted income before taxes income excluding significant items	461	290

Appendix
Reconciliation of adjustment items
	International Wealth Management – Private Banking
in	1Q21	1Q20
Adjusted results excluding significant items (CHF million)
Net revenues	987	1,032
Significant items
Gain related to InvestLab transfer	0	(15)
Gain on equity investment in Allfunds Group	(58)	0
Adjusted net revenues excluding significant items	929	1,017
Provision for credit losses	0	39
Total operating expenses	579	648
Major litigation provisions	11	0
Expenses related to real estate disposals	(5)	1
Adjusted total operating expenses	585	649
Income before taxes	408	345
Adjusted income before taxes	402	344
Adjusted income before taxes income excluding significant items	344	329
Reconciliation of adjustment items
	International Wealth Management – Asset Management
in	1Q21	1Q20
Adjusted results excluding significant items (CHF million)
Net revenues	386	445
Significant items
Gain related to InvestLab transfer	0	(203)
Adjusted net revenues excluding significant items	386	242
Provision for credit losses	0	0
Total operating expenses	271	281
Restructuring expenses	(1)	–
Expenses related to real estate disposals	(1)	0
Adjusted total operating expenses	269	281
Income/(loss) before taxes	115	164
Adjusted income before taxes	117	164
Adjusted income/(loss) before taxes income excluding significant items	117	(39)

Appendix
Asia Pacific
	in / end of			% change
	1Q21	4Q20	1Q20	QoQ	YoY
Results (CHF million)
Net revenues	1,060	784	835	35	27
Provision for credit losses	27	6	99	350	(73)
Total operating expenses	509	541	518	(6)	(2)
Income before taxes	524	237	218	121	140
Metrics (%)
Return on regulatory capital	56.3	27.0	21.7	–	–
Cost/income ratio	48.0	69.0	62.0	–	–
Assets under management (CHF billion)	241.9	221.3	197.0	9.3	22.8
Net new assets (CHF billion)	5.0	(1.1)	3.0	–	–
Gross margin (annualized) (bp)	184	141	156	–	–
Net margin (annualized) (bp)	91	43	41	–	–
Asia Pacific
	in / end of			% change
	1Q21	4Q20	1Q20	QoQ	YoY
Results (USD million)
Net revenues	1,166	871	866	34	35
Provision for credit losses	30	7	102	329	(71)
Total operating expenses	559	600	537	(7)	4
Income before taxes	577	264	227	119	154
Reconciliation of adjustment items
	Asia Pacific
in	1Q21	1Q20
Adjusted results excluding significant items (USD million)
Net revenues	1,166	866
Significant items
Gain related to InvestLab transfer	0	(26)
Gain on equity investment in Allfunds Groups	(47)	0
Adjusted net revenues excluding significant items	1,119	840
Provision for credit losses	30	102
Total operating expenses	559	537
Restructuring expenses	(1)	–
Adjusted total operating expenses	558	537
Income before taxes	577	227
Adjusted income before taxes	578	227
Adjusted income before taxes excluding significant items	531	201

Appendix
Reconciliation of adjustment items
	Wealth Management- related
in	1Q21	1Q20
Adjusted results excluding significant items (CHF million)
Net revenues	3,882	3,766
Significant items
Gain related to InvestLab transfer	0	(268)
Gain on equity investment in Allfunds Group	(144)	0
Adjusted net revenues excluding significant items	3,738	3,498
Provision for credit losses	53	262
Total operating expenses	2,117	2,246
Restructuring expenses	(11)	–
Major litigation provisions	11	(1)
Expenses related to real estate disposals	(6)	1
Adjusted total operating expenses	2,111	2,246
Income before taxes	1,712	1,258
Adjusted income before taxes	1,718	1,258
Adjusted income before taxes excluding significant items	1,574	990

Appendix
Investment Bank
	in / end of			% change
	1Q21	4Q20	1Q20	QoQ	YoY
Results (CHF million)
Net revenues	3,543	2,109	2,080	68	70
Provision for credit losses	4,350	38	304	–	–
Total operating expenses	1,660	1,781	1,693	(7)	(2)
Income/(loss) before taxes	(2,467)	290	83	–	–
Metrics (%)
Return on regulatory capital	(69.2)	8.8	2.3	–	–
Cost/income ratio	46.9	84.4	81.4	–	–
Results (USD million)
Net revenues	3,888	2,337	2,155	66	80
Provision for credit losses	4,618	42	315	–	–
Total operating expenses	1,830	1,977	1,754	(7)	4
Income/(loss) before taxes	(2,560)	318	86	–	–
Reconciliation of adjustment items
	Investment Bank
in	1Q21	1Q20
Adjusted results (USD million)
Net revenues	3,888	2,155
Provision for credit losses	4,618	315
US-based hedge fund matter	(4,707)	0
Provision for credit losses excluding the US-based hedge fund matter	(89)	315
Total operating expenses	1,830	1,754
Restructuring expenses	(18)	–
Expenses related to real estate disposals	(34)	4
Adjusted total operating expenses	1,778	1,758
Income before taxes	(2,560)	86
Adjusted income before taxes	(2,508)	82
Adjusted income before taxes excluding the US-based hedge fund matter	2,199	82
Net revenue detail
in	1Q21	1Q20
Net revenue detail (USD million)
Fixed income sales and trading	1,569	1,220
Equity sales and trading	988	805
Capital markets	1,189	63
Advisory and other fees	214	144
Other revenues	(72)	(77)
Net revenues	3,888	2,155

Appendix
Global investment banking revenues
in	1Q21	1Q20
Global investment banking revenues (USD million)
Fixed income sales and trading	1,569	1,220
Equity sales and trading	988	805
Capital markets	1,295	127
Advisory and other fees	267	177
Other revenues	(72)	(77)
Global investment banking revenues	4,047	2,252

Appendix
Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements and that the COVID-19 pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our business. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility and interest rate fluctuations and developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2021 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
■ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
■ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
■ political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to maintain our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2020 and in “Risk factor” in Credit Suisse in our 1Q21 Earnings Release.

 Thomas Gottstein, Chief Executive OfficerDavid Mathers, Chief Financial OfficerApril 22, 2021  Credit SuisseFirst Quarter 2021 ResultsAnalyst and Investor Call

 Disclaimer (1/2)  2  April 22, 2021  Credit Suisse has not finalized its 1Q21 Financial Report and Credit Suisse's independent registered public accounting firm has not completed its review of the condensed consolidated financial statements for the period. Accordingly, the financial information contained in this presentation is subject to completion of quarter-end procedures, which may result in changes to that information.This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment. Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 and “Credit Suisse – Risk factor” and the “Cautionary statement regarding forward-looking information" in our 1Q21 Earnings Release published on April 22, 2021 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from the COVID-19 pandemic, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from the COVID-19 pandemic), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.RestatementAs of 3Q20, financial information reflects the new divisional reporting structure and management responsibilities announced on July 30, 2020 and updates to certain calculations and allocations. Prior periods have been restated to conform to the current presentation. In light of the restructuring announced on July 30, 2020 and several significant items impacting results in prior periods, we intend to focus on adjusted numbers, excluding significant items in our discussion of results until the restructuring is completed.

 Disclaimer (2/2)  3  April 22, 2021  Statement regarding non-GAAP financial measuresThis presentation contains non-GAAP financial measures, including results excluding certain items included in our reported results as well as return on regulatory capital and return on tangible equity and tangible book value per share (which are both based on tangible shareholders’ equity). Further details and information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation in the Appendix, which is available on our website at www.credit-suisse.com.Our estimates, ambitions, objectives and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Results excluding certain items included in our reported results do not include items such as goodwill impairment, major litigation provisions, real estate gains, impacts from foreign exchange and other revenue and expense items included in our reported results, all of which are unavailable on a prospective basis. Return on tangible equity is based on tangible shareholders’ equity, a non-GAAP financial measure also known as tangible book value, which is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 25% and capital allocated based on the average of 10% of RWA and 3.5% of leverage exposure; the essential components of this calculation are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.Statement regarding capital, liquidity and leverageCredit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA.Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.Mandatory Convertible NotesThese materials are not an offer to sell securities or the solicitation of any offer to buy securities, nor shall there be any offer of securities, in any jurisdiction in which such offer or sale would be unlawful.These materials are not an offer of securities for sale in the United States or to U.S. persons (“U.S. persons”) as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). The mandatory convertible notes described in these materials and the shares of Credit Suisse Group AG issuable on their conversion have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration or an applicable exemption from registration under the U.S. Securities Act.

Key financial highlights of 1Q21

FINANCIAL PERFORMANCE

Underlying business results offset by the significant charge in respect of the US-based hedge fund (US HF) matter in 1Q21
Including a pre-tax charge of CHF 4.4 bn relating to the US HF matter, we recorded a pre-tax loss of CHF 757 mn for the first quarter

Net loss[1] of CHF 252 mn in the first quarter; effective tax rate expected to remain at significantly elevated levels for the remainder of the year

BoD has launched two externally led investigations into the risk management of the bank in respect of both the US HF issue and the SCF funds

BUSINESS MOMENTUM

Continued momentum in Wealth Management-related businesses
with underlying pre-tax income growth[2] of 59% and RoRC† of 29%[2]

Strong growth in Asia Pacific
with underlying pre-tax income growth[2,3] of 164% and RoRC† of 52%[2,3]

Significant revenue growth in the Investment Bank negated by US HF loss
Net revenues grew by 80%[3] YoY; pre-tax loss of USD 2.6 bn, including US HF charge of USD 4.7 bn

CAPITAL

CET1 ratio at 12.2%, Tier 1 leverage ratio at 5.5%, CET1 leverage ratio at 3.8%

Successfully placed an offering of two series of Mandatory Convertible Notes, convertible into 203 mn shares, leading to an estimated uplift of ~55-60 bps to the CET1 ratio

Intend to restore capital to achieve ~13% CET1 ratio and a minimum of 4.0% CET1 leverage ratio
Subject to 2021 financial performance, the Board of Directors would intend to restore the dividend in 2021 before any resumption of share buybacks

Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix † RoRC is a non-GAAP financial measure, see Appendix
1 Refers to net income/loss attributable to shareholders 2 Refers to adjusted pre-tax income excluding significant items 3 Based on US dollar denominated numbers

CREDIT SUISSE April 22, 2021 4

Update on US-based hedge fund matter

- On March 25, 2021, a US-based hedge fund failed to meet its margin commitments, leading us to issue a default notice
- We have adopted a disciplined approach to the liquidation of related positions to minimize related losses and we have now exited 97% of the positions
- In 1Q21 we have recorded a charge of CHF 4.4 bn in respect of this matter due to losses on the client positions in excess of margining; we expect to take additional losses in 2Q21 of ~CHF 0.6 bn

We have reviewed exposures across the entire Prime Services business; related risk & control governance is already being strengthened and will be further enhanced post rigorous first and second line risk management assessments

Prime Brokerage and Prime Financing businesses will be resized with a primary focus on continuing to serve our most important franchise clients

By the end of 2021, plan to reduce IB leverage exposure by at least USD 35 bn and align IB RWA to no more than end-2020 levels

CREDIT SUISSE
April 22, 2021
5

Update on supply chain finance funds matter

- Returning cash to investors in the four supply chain finance funds (NAV of ~USD 10 bn in the aggregate in late February 2021) remains Credit Suisse Asset Management (CSAM)'s priority
- To date, total cash collected in the funds amounts to USD 5.4 bn[1], more than half of the total AuM at the time that the funds were suspended, of which USD 4.8 bn has been returned to fund investors in two cash distributions
- Progress updates to be provided over the coming months
- CSAM is in active dialogue with the administrators of Greensill and other parties to identify and progress options to facilitate further recovery
- CSAM will take all necessary steps to collect outstanding amounts from debtors and insurers, but can give no assurance as to the final amount that may be recovered for the supply chain finance funds under such notes. The amount of loss of the investors therefore is currently unknown
- Of our collateralized bridge loan of USD 140 mn to Greensill, USD 50 mn has been repaid by Greensill's administrators, reducing the outstanding fair value loan to USD 90 mn, which we have marked down by USD 30 mn in 1Q21
- We have noted that it is reasonably possible that Credit Suisse will incur a loss in respect of these matters, though it is not yet possible to estimate the size of such a reasonably possible loss

Effective April 1, 2021, established Asset Management as a separate division under the leadership of Ulrich Körner, reporting directly to the Group CEO

1 Includes cash position in the funds at the time of suspension

CREDIT SUISSE

April 22, 2021

6

We are taking decisive actions (1/2)

Implemented senior management changes	▪ Ulrich Körner appointed CEO of Asset Management and member of the Executive Board, effective April 1, 2021 ▪ Christian Meissner appointed CEO of the Investment Bank and member of the Executive Board, effective May 1, 2021 ▪ Joachim Oechslin appointed interim Chief Risk Officer and member of the Executive Board, effective April 6, 2021 ▪ Thomas Grotzer appointed interim Global Head of Compliance, reporting to the Group CEO, effective April 6, 2021
Enhanced review of risk across the bank	▪ Extensive review across our Prime Services business focused on underlying risk positions, as well as related counterparties ▪ Enhanced due diligence across Asset Management following supply chain finance funds matter ▪ Group-wide review of risk positions in close cooperation with BoD and external advisors ▪ Applying lessons learned from recent matters across the bank
Launched investigations into both matters and close collaboration with regulators	▪ The Board of Directors has launched two investigations, carried out by external parties, into the supply chain finance funds matter and the significant US HF matter ▪ These investigations will be supervised by a special committee of the Board of Directors and will not only focus on the direct issues arising from those matters, but also reflect on the broader consequences and lessons learned ▪ Close collaboration with all relevant regulators

CREDIT SUISSE April 22, 2021 7

We are taking decisive actions (2/2)
Successful placement of two series of MCNs

Terms and background of the Mandatory Convertible Notes (MCNs)

- Successful placement of two series of MCNs convertible into a total of 203 mn Credit Suisse Group AG shares[1] providing total estimated net proceeds to Credit Suisse Group of CHF 1.7 bn
- Both series were fully placed to a selected group of core shareholders, institutional investors and UHNW individuals:
  - The Series A MCNs have been placed directly with such investors
  - The Series B MCNs are fully pre-placed with the investors but will first be re-offered to existing shareholders of Credit Suisse Group AG through preferential subscription rights. Series B MCNs not taken up by existing shareholders will be purchased by the investors based on their commitments[2]
- Conversion price of the MCNs will be set at an at-the-market 5% discount to the average of the volume-weighted average price (VWAP) of Credit Suisse Group AG's shares on April 22, 2021 and April 23, 2021
- The MCNs will be mandatorily convertible at their 6 month maturity
- Coupon on the MCNs is 3.0% p.a. plus a floating interest for any cash dividend or cash distribution made by Credit Suisse Group AG to its shareholders after the pricing date but prior to the relevant conversion date

STRENGTHEN CAPITAL POSITION

Further strengthen our capital position, leading to an estimated uplift of ~55-60 bps to the CET1 ratio[3]

1 The shares of Credit Suisse Group AG underlying the Series A MCNs will be issued from Credit Suisse Group AG's current conditional capital. The shares of Credit Suisse Group AG underlying the Series B MCNs will be issued from Credit Suisse Group AG's current authorized capital 2 The investors have entered into definitive agreements to purchase any Series B MCNs not taken up by shareholders
3 CET1 ratio on an adjusted basis until the earlier of FINMA consent for equity treatment is granted or conversion of the MCNs

CREDIT SUISSE April 22, 2021 8

We continue to benefit from the growth of our WM franchise and the integration with our Investment Bank

WM-related[1] revenues
Adjusted excluding significant items, in CHF mn



3,498[2]
3,243[3]
3,738[4]
Transaction and performance-based
1,235
1,092
1,463
Recurring commissions & fees
1,013
998
1,041
Net interest income
1,352
1,203
1,228
1Q20
4Q20
1Q21

	YoY	QoQ
Total	+7%	+15%
Transaction and performance-based	+18%	+34%
Recurring commissions & fees	+3%	+4%
Net interest income	(9)%	+2%

Investment Bank revenues
in USD mn



2,155[6]
2,337[7]
3,888[8]
CM&A[5]
207
1,403
Equity Sales & Trading
805
1,042
988
Fixed Income Sales & Trading
1,220
555
788
1,569
1Q20
4Q20
1Q21

	YoY	QoQ
Total	+80%	+66%
CM&A	>+500%	+35%
Equity Sales & Trading	+23%	+78%
Fixed Income Sales & Trading	+29%	+99%

Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix
1 Relates to SUB, IWM and APAC 2 Includes Other revenues of CHF (102) mn 3 Includes Other revenues of CHF (50) mn 4 Includes Other revenues of CHF 6 mn
5 Includes capital markets revenues and advisory and other fees 6 Includes Other revenues of USD (77) mn 7 Includes Other revenues of USD (48) mn 8 Includes Other revenues of USD (72) mn

CREDIT SUISSE
April 22, 2021
9

   10  April 22, 2021  AuM grew by 16% YoY with an NNA growth rate of 5%  1 Includes SUB C&IC, IWM AM and adjustment for assets managed by Asset Management within International Wealth Management for the other businesses 2 YTD, annualized  Group Assets under Managementin CHF bn  Wealth Management  Institutional (AM, C&IC)1  1,371  1,596  +16%YoY  +17%  1,512  1,596  +6%QoQ  +6%  NNA growth5%  NNA growth27%

   11  April 22, 2021  Client Business Volume with strong growth across our Wealth Management franchise  SUB PCClient Business Volume (CBV) in CHF bn  1Q21  3Q20  1Q20  2Q20  4Q20  APACClient Business Volume (CBV) in USD bn3  1Q21  3Q20  1Q20  2Q20  4Q20  IWM PBClient Business Volume (CBV) in CHF bn1  1Q21  3Q20  1Q20  2Q20  4Q20  1 Adjusted for CHF 13 bn structural NAB shift to SUB C&IC in January 2021, of which CHF 6 bn in net loans, CHF 4 bn in AuM and CHF 3 bn in AuC/commercial assets 2 Excluding estimated cumulative FX impact based on management data, estimates and assumptions 3 Where CHF is converted to USD, a USD/CHF year-end spot exchange rate has been applied     +10%  Mid-single digit  Mid- to high-single digit  Double digit  CBV growthambition2  +24%  +41%                              +13% ex-FX impact1  +22% ex-FX impact  +38% ex-FX impact  Net new assets  (4.2)  (1.6)  2.0  (2.1)  2.2  3.7  1.8  6.9  4.3  7.2  3.2  4.7  2.3  (1.3)  5.4

Wealth Management-related underlying PTI[1] increased by 59% YoY

Wealth Management-related pre-tax income

Adjusted excluding significant items, in CHF mn


+59%
1,574
482
461
631
990
APAC
193
IWM
290
SUB
507
1Q20
1Q21

RoRC† Adj. excluding significant items: 1Q20 18%, 1Q21 29%

Select highlights

- Grew **CLIENT BUSINESS VOLUME** by 22% YoY[2,3]
- Generated **NNA growth** of 7%[4]
- Drove client activation, resulting in **MANDATE PENETRATION** of 29%[3]
- Continued strong momentum in **UHNW** businesses across all three divisions with UHNW NNA of CHF 8.3 bn for the quarter

Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix † RoRC is a non-GAAP financial measure, see Appendix
1 Refers to adjusted pre-tax income excluding significant items 2 Excluding estimated cumulative FX impact based on management data, estimates and assumptions 3 Relates to SUB PC, IWM PB and APAC
4 YTD, annualized

CREDIT SUISSE April 22, 2021 12

Asset Management is a strategic part of Credit Suisse's overall value proposition

Asset Management revenues

Excluding significant items, in CHF mn



+60%
386
242
284
Management fees
Management fees
269
29
Inv. & Partnership income
73
Perf. & placement rev.
Inv. & Partnership income
6
Perf. & placement rev.
(33)

	1Q20	1Q21
Pre-tax income Adj. excluding significant items	(39)	117
NNA in CHF bn	0.1	10.3

Business update

- Established Credit Suisse Asset Management as a separate operating division with effect from April 1, 2021 emphasizing the strategic importance of the asset management business for the bank and its clients
- Implemented management change with Ulrich Körner appointed as CEO
- Rebound in quarterly performance across all three revenue categories, despite the supply chain finance funds situation
- Strong 1Q21 NNA of CHF 10.3 bn driven by inflows in traditional investments, investment & partnerships and alternatives at above average gross margins[1]

Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix
1 As compared to management fee margin of operating business

CREDIT SUISSE April 22, 2021 13

 14  April 22, 2021  Continued momentum in our capital markets and advisory franchise   1.0    Fees3USD bn  1.7  0.7  2.2  3.0  1.3  2.0  Top 10 Global Investment Banks: Capital markets and advisory fees growth1Q21 – YoY1,2  Credit Suisse’s capital markets and advisory share of wallet2  1 Includes Bank of America, Barclays, Citibank, Deutsche Bank, Goldman Sachs, Jefferies, JP Morgan, Morgan Stanley and UBS 2 Dealogic as of March 31, 2021; based on global fees (for 1Q20 and 1Q21) 3 Dealogic as of March 31, 2021 (for 1Q21)  2.3  3.2  1.0

SRI delivering continued value to clients and stakeholders, nine months since launch


Enabling Client Transitions
Delivering Sustainable Solutions
Driving our own Transition
Leadership on Standard Setting
Adapting our Culture

Select highlights

- Priced 25 deals including sustainable bonds globally totaling USD 17.3 bn

- CHF 118 bn of Sustainable AuM[1] in 1Q21, up from CHF 108 bn in 4Q20; 1Q21 net sales of ~CHF 7 bn

- Phase 2 roll-out of Climate Energy Transition Frameworks (CETF) underway with a focus on Shipping, Aviation and Commodities Trade Finance

- Published Sustainability Report with enhanced TCFD (Task Force on Climate-related Financial Disclosures) climate disclosures and SASB (Sustainability Accounting Standards Board) disclosures for the first time

1 Refers to Credit Suisse's assets managed according to sustainability criteria (Sustainable AuM)

CREDIT SUISSE
April 22, 2021
15

 Detailed Financials  16  April 22, 2021

Results Overview

Credit Suisse Group in CHF mn unless otherwise specified	1Q21	4Q20	1Q20	Δ 4Q20	Δ 1Q20
Net revenues	**7,574**	**5,221**	**5,776**	45%	31%
o/w Wealth Management-related[1]	3,882	3,129	3,766	24%	3%
o/w Investment Bank in USD mn	3,888	2,337	2,155	66%	80%
Provision for credit losses	**4,394**	**138**	**568**		
o/w US HF charge	4,430				
o/w CECL-related	(59)	32	305		
Total operating expenses	**3,937**	**5,171**	**4,007**	(24)%	(2)%
Pre-tax income	**(757)**	**(88)**	**1,201**	n/m	n/m
Income tax expense	(526)	262	(110)		
Effective tax rate	69%	n/m	(9)%		
Net income attributable to shareholders	**(252)**	**(353)**	**1,314**	n/m	n/m
Return on tangible equity‡	(2.6)%	(3.5)%	13.1%		
Cost/income ratio	52%	99%	69%		
Diluted earnings per share in CHF	(0.10)	(0.15)	0.52	n/m	nm
Adjusted excluding significant items and the US HF charge in CHF mn					
Net revenues	7,430	5,335	5,508	39%	35%
o/w Wealth Management-related[1]	3,738	3,243	3,498	15%	7%
Pre-tax income	3,596	861	946	318%	280%

Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix. 1Q20 reported results include a gain related to the completed transfer of the InvestLab fund platform to Allfunds Group. 4Q20 reported results include a gain related to the equity investment revaluation of SIX and Allfunds and a York impairment. 1Q21 reported results include a gain related to the equity investment revaluation of Allfunds and a charge related to a US-based hedge fund ‡ RoTE is a non-GAAP financial measure, see Appendix 1 Includes SUB, IWM and APAC

CREDIT SUISSE April 22, 2021 17

   18  April 22, 2021  US-based hedge fund charge negates underlying pre-tax income  Group pre-tax income in CHF mn  Reported  Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix 1 Reflects net release  +280%  Adjusted excluding significant items and US HF charge  Reported pre-tax income includes      in CHF mn  1Q20  1Q21  InvestLab/Allfunds gains  268  144  Restructuring & real estate disposal expenses  51  (63)  Major litigation provisions  (18)  (4)  US HF charge  -  (4,430)  Total adjustments, significant items and US HF charge  255  (4,353)  CECL-related PCL  305  (59)  Comp & benefits  2,316  2,207

   19  April 22, 2021  CECL-related releases of CHF 59 mn in the quarter after CHF 412 mn of CECL-related PCL in 2020  Allowance for credit losses (ACL)1in CHF mn  1 Includes the allowance for credit losses on financial assets held at amortized cost and provisions for off-balance sheet credit exposures 2 Impact of CECL adoption on January 1, 2020 excluding impact from fair value election 3 Includes FX translation impact and other adjustment items of CHF (129) mn, including CECL impact of CHF (53) mn, and provision for interest of CHF 37 mn 4 Includes FX translation impact and other adjustment items of CHF 79 mn, including CECL impact of CHF 44 mn, and provision for interest of CHF 1 mn  1     1,223  Non-specificprovisions  Specificprovisions  CECL adoption impact2  End-4Q19    Provision for credit losses – Non-CECL      Provision for credit losses – CECL    1,096  6,339  1   Non-specificprovisions  Specificprovisions  1,902  4,394  1   3  4      FY 2020  1Q21    Includes CHF 4,430 mn relating to the US HF matter

   Expense decline mainly reflects lowercompensation expenses  20  April 22, 2021  Group operating expensesAdjusted, in CHF mn  Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix 1 At constant average 1Q20 FX rates   Includes reduction in variable compensation accruals        1  Disciplined approach to expenses to optimize returns

Higher RWA and leverage exposure driven by increased business usage and FX impact

Risk-weighted assets in CHF bn


275
8
6
14
303
IB +4
SUB, IWM, APAC +3
Corp. Ctr. +1
4Q20
Net business usage[1]
Temporary add-on for US HF matter
FX impact
1Q21

Leverage exposure in CHF bn


911[2]
24
36
(3)
968
SUB, IWM, APAC +14
IB +11
Corp. Ctr. -
4Q20
Net business usage
FX impact
HQLA
1Q21

Key messages

- RWA and leverage exposure growth mainly driven by FX impact and higher business usage in both the Investment Bank and the WM-related businesses
- Temporary regulatory RWA add-on of CHF 6 bn relating to the US HF positions, expected to be reduced to zero during 2Q21
- FX impact mainly driven by strengthening of USD vs. CHF

1 Includes impacts from internal model & parameter updates 2 Leverage exposure without the temporary exclusion of central bank reserves permitted by FINMA in 2020

CREDIT SUISSE April 22, 2021 21

 22  April 22, 2021  Intend to restore capital to achieve a ~13% CET1 ratio and a minimum of 4.0% CET1 leverage ratio  Illustrative CET1 ratio development    Illustrative CET1 leverage ratio development             FY 2021 effective tax rate expected to remain at significantly elevated levels for the remainder of the year due to only partial recognition of the US HF loss in our tax charge  FY 2021 effective tax rate expected to remain at significantly elevated levels for the remainder of the year due to only partial recognition of the US HF loss in our tax charge  1  Note: Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of April 22, 2021. Actual results may differ1 We expect an increase in OpRisk RWA as a result of the provisions we took in 4Q20 in connection with mortgage-related matters

 23  April 22, 2021  TBVPS increased to CHF 16.80 since end-2020  ‡ Tangible book value per share (TBVPS) is a non-GAAP financial measure, see Appendix 1 Reflects impact from share buybacks under the 2021 share buyback program2 Reflects net impact of settlements of share-based compensation awards and quarterly share plan accruals 3 Reflects impact on tangible shareholders’ equity from own credit movements via other comprehensive income and tax expenses related to own credit movements 4 Net impact    3  1  2  Tangible book value per share (TBVPS)‡in CHF    1.50  0.03  0.11  0.23  0.84  (0.11)  (1.60)  Key messagesTBVPS‡ increased by CHF 1.00 vs. end-2020:Net income attributable to shareholders (excluding the US HF charge) contributing CHF 1.50; US HF charge impacted TBVPS‡ by CHF (1.60)Positive impact of CHF 0.23 from widening credit spreads during 1Q21Favorable FX impacts of CHF 0.84, resulting from the weakening of the Swiss franc, mainly against the US dollarExpect ~CHF 0.65-0.70 dilution4 from MCN issuance  15.80  18.40    16.80  Implied post MCN issuance

 Transaction-based revenues significantly increased in 1Q21, particularly in APAC  24  WM revenues benefitted from sequential stability in recurring income1 and high levels of transaction activity  April 22, 2021  Net interest income Wealth Management, in CHF mn    Recurring commissions & fees Wealth Management, in CHF mn  Transaction-based revenues Wealth Management, in CHF mn                              Net interest income broadly stabilized in 1Q21, compared to 4Q20  Recurring commissions & fees continued to increase in 1Q21, benefitting from AuM growth      Pre-COVID  Pre-COVID  Pre-COVID  Note: Wealth Management includes SUB PC, IWM PB and APAC 1 Recurring income includes net interest income and recurring commissions & fees

Swiss Universal Bank

Record[1] quarterly PTI with resilient revenues and normalized PCL

Adjusted key financials excl. significant items

in CHF mn	1Q21	4Q20	1Q20	Δ 1Q20
Net revenues	1,406	1,243	1,429	(2)%
Provision for credit losses	26	66	124	
o/w CECL-related	6	15	89	
Total operating expenses	749	790	798	(6)%
Pre-tax income	**631**	**387**	**507**	24%
Reported pre-tax income	**665**	**487**	**531**	25%
Cost/income ratio	**53%**	**64%**	**56%**	
Return on regulatory capital†	**20%**	**13%**	**17%**	

Key metrics

in CHF bn		1Q21	4Q20	1Q20	Δ 1Q20
PC	Net margin in bps	55	38	53	2
PC	Client Business Volume[2]	389	381	354	10%
PC	Net loans[2]	113	118	117	(3)%
PC	Net new assets	2.2	(2.1)	(4.2)	
	Risk-weighted assets	85	81	83	2%
	Leverage exposure	305	296	290	5%

Key messages

- Reported PTI of CHF 665 mn included a gain of CHF 43 mn related to the revaluation of our equity investment in Allfunds Group; 1Q20 included a gain of CHF 25 mn related to the transfer of the InvestLab platform
- Adjusted PTI excluding significant items up 24% with limited CECL-related provision for credit losses as well as decreased operating expenses; RoRC† at 20%, up 3 pp.
- Net revenues down 2% YoY driven by lower deposit income, partially offset by higher recurring revenues
- Resilient net revenues QoQ across all major revenue categories including an increase of 4% in net interest income and 8% in recurring commissions & fees
- Operating expenses down 6% driven by ongoing cost discipline; cost/income ratio decreased 3 pp. to 53%
- Strong Private Clients and Corporate & Institutional Clients NNA with broad-based contributions from Private Clients businesses and institutional clients; annualized NNA growth rate of 4%
- Successful completion of technical integration of Neue Aargauer Bank while managing attrition rates below anticipated levels
- More than doubled the CSX client base in the first quarter vs. end-2020

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise specified † RoRC is a non-GAAP financial measure, see Appendix 1 Since restated quarters commencing 1Q18 2 1Q21 figures include declines from the transfer of volumes from Private Clients to Corporate & Institutional Clients following the integration of NAB (net loans CHF 6 bn, AuM CHF 4 bn, AuC/commercial assets CHF 3 bn)

CREDIT SUISSE April 22, 2021 25

Swiss Universal Bank

Last 4 first quarters – Adjusted results excluding significant items

Net revenues in CHF mn


1,369
1,307
1,429
1,406
1Q18
1Q19
1Q20
1Q21

Cost/income ratio


59%
61%
56%
53%
1Q18
1Q19
1Q20
1Q21

Client Business Volume in CHF bn


863
910
910
1,050
1Q18
1Q19
1Q20
1Q21

Pre-tax income in CHF mn


525
484
507
631
1Q18
1Q19
1Q20
1Q21

Return on regulatory capital†


18%
15%
17%
20%
1Q18
1Q19
1Q20
1Q21

SUB PC net margin in bps


47
43
53
55
1Q18
1Q19
1Q20
1Q21

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix † RoRC is a non-GAAP financial measure, see Appendix

CREDIT SUISSE April 22, 2021 26

International Wealth Management – PB

Stable PTI with the benefit of reduced costs and lower PCL; strong NNA

Adjusted key financials excl. significant items

in CHF mn	1Q21	4Q20	1Q20	Δ 1Q20
Net interest income	285	304	346	(18)%
Recurring commissions & fees	296	297	294	1%
Transaction-based	351	261	381	(8)%
Other revenues	(3)	-	(4)	
Net revenues	929	862	1,017	(9)%
Provision for credit losses	-	31	39	
o/w CECL-related	(5)	14	4	
Total operating expenses	585	625	649	(10)%
Pre-tax income	**344**	**206**	**329**	5%
Reported pre-tax income	**408**	**293**	**345**	18%
Cost/income ratio	**63%**	**73%**	**64%**	
Return on regulatory capital†	**29%**	**18%**	**29%**	

Key metrics

in CHF bn	1Q21	4Q20	1Q20	Δ 1Q20
Net margin in bps	37	23	37	-
Client Business Volume	555	518	449	24%
Net loans	56	52	50	10%
Net new assets	7.2	4.3	3.7	
Risk-weighted assets	36	34	36	2%
Leverage exposure	106	101	96	11%

Key messages

- Reported PTI of CHF 408 mn, up 18%, included a gain of CHF 58 mn related to the revaluation of our equity investment in Allfunds Group; 1Q20 included a gain of CHF 15 mn related to the transfer of the InvestLab platform
- Adjusted PTI excluding significant items of CHF 344 mn, up 5%, reflecting rebound in revenues from 4Q20 and expense reduction; RoRC† of 29%; adverse FX impact vs. 1Q20 of CHF 30 mn on revenues and CHF 13 mn on pre-tax income
- Net revenues down 9%, with lower net interest income, due to lower USD rates offsetting positive impacts from strong deposit and loan growth, and lower transactions-based revenues with lower brokerage and product issuing fees and lower FX commissions, compared to very high activity in 1Q20; stabilization of recurring commissions and fees
- Total operating expenses down 10%, driven by lower variable compensation
- Provision for credit losses significantly decreased, reflecting lower specific provisions and CECL-related releases
- Strong NNA of CHF 7.2 bn at an annualized growth rate of 8%, driven by inflows across Emerging Markets and Western Europe; combined with significant loan growth and buoyant markets, total CBV increased by 24%

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise specified † RoRC is a non-GAAP financial measure, see Appendix

CREDIT SUISSE April 22, 2021 27

International Wealth Management – PB

Last 4 first quarters – Adjusted results excluding significant items

Net revenues in CHF mn


985
989
1,017
929
1Q18
1Q19
1Q20
1Q21

Cost/income ratio


63%
63%
64%
63%
1Q18
1Q19
1Q20
1Q21

Client Business Volume in CHF bn


520
511
449
555
1Q18
1Q19
1Q20
1Q21

Pre-tax income in CHF mn


360
351
329
344
1Q18
1Q19
1Q20
1Q21

Return on regulatory capital†


33%
31%
29%
29%
1Q18
1Q19
1Q20
1Q21

Net margin in bps


39
39
37
37
1Q18
1Q19
1Q20
1Q21

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix † RoRC is a non-GAAP financial measure, see Appendix

CREDIT SUISSE
April 22, 2021
28

International Wealth Management – AM

Stabilization of PTI on higher management fees; strong NNA

Adjusted key financials excl. significant items

in CHF mn	1Q21	4Q20	1Q20	Δ 1Q20
Management fees	284	269	269	6%
Performance & placement rev.	73	115	(33)	n/m
Investment & partnership income	29	8	6	383%
Net revenues	386	392	242	60%
Provision for credit losses	-	(6)	-	
o/w CECL-related	-	(5)	-	
Total operating expenses	269	283	281	(4)%
Pre-tax income	**117**	**115**	**(39)**	n/m
Reported pre-tax income	**115**	**(305)**	**164**	(30)%
Cost/income ratio	**70%**	**72%**	**116%**	
Return on regulatory capital†	**69%**	**63%**	**n/m**	

Key metrics

in CHF bn	1Q21	4Q20	1Q20	Δ 1Q20
Assets under management	458	440	410	12%
Net new assets	10.3	6.3	0.1	
Risk-weighted assets	9	9	9	-
Leverage exposure	3	3	3	(9)%

Key messages

- It remains CSAM's top priority to return cash to investors in the supply chain finance funds; we intend to provide a further update on the progress made by the end of April 2021
- Reported PTI of CHF 115 mn, down from 1Q20, which included a gain of CHF 203 mn related to the transfer of the InvestLab platform and seed money losses in our funds
- Adjusted PTI excluding significant items of CHF 117 mn reflecting continuation of strong performance seen in 4Q20; RoRC† of 69%
- Net revenues up 60%, with higher management fees on higher AuM and strong NNA inflows, and higher performance & placement revenues due to investment-related gains compared to losses in 1Q20
- Total operating expenses down 4% driven by lower variable compensation and lower professional fees
- Strong NNA of CHF 10.3 bn, driven by Equities, Index Solutions and our emerging market joint ventures
- AuM up 4% from 4Q20 with benefit from strong NNA and FX impacts; 1Q21 AuM also included an adverse structural effect related to the exit of our supply chain finance funds business

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise specified † RoRC is a non-GAAP financial measure, see Appendix

CREDIT SUISSE April 22, 2021 29

International Wealth Management – AM

Last 4 first quarters – Adjusted results excluding significant items

Net revenues in CHF mn


364
401
242
386
1Q18
1Q19
1Q20
1Q21

Cost/income ratio


74%
69%
116%
70%
1Q18
1Q19
1Q20
1Q21

Assets under management in CHF bn


391
405
410
458
1Q18
1Q19
1Q20
1Q21

Pre-tax income in CHF mn


93
124
(39)
117
1Q18
1Q19
1Q20
1Q21

Return on regulatory capital†


40%
62%
n/m
69%
1Q18
1Q19
1Q20
1Q21

Net new assets in CHF bn


9.0
(0.5)
0.1
10.3
1Q18
1Q19
1Q20
1Q21

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix † RoRC is a non-GAAP financial measure, see Appendix

CREDIT SUISSE April 22, 2021 30

Asia Pacific

Strong PTI and RoRC† from increased client activity

Adjusted key financials excl. significant items

in USD mn	1Q21	4Q20	1Q20	Δ 1Q20
Net interest income	285	269	324	(12)%
Recurring commissions & fees	109	99	98	11%
Transaction-based	725	460	417	74%
Other revenues	-	-	1	
Net revenues	1,119	828	840	33%
Provision for credit losses	30	7	102	
o/w CECL-related	16	3	15	
Total operating expenses	558	599	537	4%
Pre-tax income	**531**	**222**	**201**	164%
Reported pre-tax income	**577**	**264**	**227**	154%
Cost/income ratio	**50%**	**72%**	**64%**	
Return on regulatory capital†	**52%**	**23%**	**19%**	

Key metrics

in USD bn	1Q21	4Q20	1Q20	Δ 1Q20
Net margin in bps	83	36	36	47
Client Business Volume	419	402	297	41%
Net loans	46	44	44	6%
Net new assets	5.4	(1.3)	3.2	
Risk-weighted assets	32	30	33	(3)%
Leverage exposure	88	84	85	4%

Key messages

- Reported PTI of USD 577 mn included a gain of USD 47 mn related to the revaluation of our equity investment in Allfunds Group; 1Q20 included a gain of USD 26 mn related to the transfer of the InvestLab platform
- Record[1] adjusted PTI excluding significant items of USD 531 mn, reflecting strong start to the year with record[1] quarterly net revenues and lower provision for credit losses; RoRC† of 52%
- Resilient net revenues QoQ across all revenue categories including an increase of 7% in recurring income[2]
- Net revenues increased 33% with strong transaction-based revenues reflecting higher financing revenues from significantly lower MtM losses (1Q20 included net mark-to-market losses of USD 181 mn[3]), higher fees from increased M&A and ECM activity, strong private client activity and higher revenues from GTS as well as higher recurring commissions & fees, reflecting higher fund and mandate volumes, more than offsetting lower net interest income from lower deposit and loan margins
- Expenses increased due to investments primarily related to China and an adverse FX impact due to the depreciation of the USD; cost/income ratio improved from 64% to 50%
- Client Business Volume up 41%; lending volumes increased for the second consecutive quarter following deleveraging in 1H20

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise specified † RoRC is a non-GAAP financial measure, see Appendix 1 Since restated quarters commencing 1Q18 2 Includes net interest income and recurring commissions & fees 3 Net of hedges of USD 42 mn; 1Q21 mark-to-market losses of USD 4 mn (net of USD 9 mn of hedges)

CREDIT SUISSE April 22, 2021 31

Asia Pacific

Last 4 first quarters – Adjusted results excluding significant items

Net revenues in USD mn


860
746
840
1,119
1Q18
1Q19
1Q20
1Q21

Cost/income ratio


67%
68%
64%
50%
1Q18
1Q19
1Q20
1Q21

Client Business Volume in USD bn


311
315
297
419
1Q18
1Q19
1Q20
1Q21

Pre-tax income in USD mn


278
220
201
531
1Q18
1Q19
1Q20
1Q21

Return on regulatory capital†


29%
20%
19%
52%
1Q18
1Q19
1Q20
1Q21

Net margin in bps


53
42
36
83
1Q18
1Q19
1Q20
1Q21

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix † RoRC is a non-GAAP financial measure, see Appendix

CREDIT SUISSE April 22, 2021 32

Investment Bank

US-based hedge fund loss offsets significantly higher revenues

Adjusted key financials excl. the US HF charge

in USD mn	1Q21	4Q20	1Q20	Δ 1Q20
Fixed income S&T	1,569	788	1,220	29%
Equity S&T	988	555	805	23%
Capital markets[1]	1,189	843	63	>500%
Advisory and other fees	214	199	144	49%
Other[2]	(72)	(48)	(77)	
Net revenues	3,888	2,337	2,155	80%
Provision for credit losses	(89)	42	315	
o/w CECL-related	(73)	3	201	
Total operating expenses	1,778	1,938	1,758	1%
Pre-tax income	**2,199**	**357**	**82**	>500%
US HF charge	4,707	-	-	
Other adjustments[3]	52	39	(4)	
Reported pre-tax income	**(2,560)**	**318**	**86**	n/m
Cost/income ratio[4]	**46%**	**83%**	**82%**	
Return on regulatory capital[†]	**59%**	**10%**	**2%**	

Key metrics

in USD bn	1Q21	4Q20	1Q20	Δ 1Q20
Risk-weighted assets	99	88	101	(2)%
Leverage exposure	371	363	376	(1)%

Key messages

- Record adjusted PTI, excluding the US HF charge of USD 2.2 bn, reflecting broad-based revenue growth across products and regions; RoRC[†] of 59%, up 57 pp.
- Outperformance in Capital Markets reflecting share of wallet gains[4,5] in ECM, rebound in #2 ranked[4,5] Leveraged Finance business and higher M&A deal completions; global Banking share of wallet of 4.9%[5], increased 110 bps YoY, highest since 4Q17
- Record GTS performance compared to a strong prior year with robust results in equity derivatives and emerging markets reflecting continued collaboration
- Continued momentum in Credit franchise driven by outperformance in Securitized Products; maintained #1 rank[6] in our fee-based Asset Finance business
- Provision for credit losses increased significantly due to a charge of USD 4.7 bn related to the US HF matter; excluding this charge, provision for credit losses decreased reflecting CECL-related releases from an improved macroeconomic outlook; expect to take additional losses in 2Q21 of ~USD 0.6 bn in connection with the US HF matter
- Strategic review underway focused on resizing and de-risking Prime Brokerage and Prime Financing businesses, with a primary focus on continuing to serve our most important franchise clients

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items and the charge related to a US-based hedge fund. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise specified † RoRC is a non-GAAP financial measure, see Appendix 1 Includes DCM and ECM 2 Other revenues include treasury funding costs and changes in the carrying value of certain investments 3 Includes restructuring, real estate disposals and major litigation 4 Dealogic as of March 31, 2021 (Americas and EMEA) 5 Dealogic as of March 31, 2021; based on global fees (for 1Q20 and 1Q21) 6 Based on Thomson Reuters as of March 31, 2021

CREDIT SUISSE April 22, 2021 33

Investment Bank

Last 4 first quarters – Adjusted results excluding the US HF charge

Fixed income Sales & Trading in USD mn



935
869
1,220
1,569
1Q18
1Q19
1Q20
1Q21

Equity Sales & Trading in USD mn



617
603
805
988
1Q18
1Q19
1Q20
1Q21

Pre-tax income in USD mn



546
259
82
2,199
1Q18
1Q19
1Q20
1Q21

Capital markets[1] in USD mn



690
402
63
1,189
1Q18
1Q19
1Q20
1Q21

Advisory and other fees in USD mn



180
122
144
214
1Q18
1Q19
1Q20
1Q21

Return on regulatory capital†



15%
7%
2%
59%
1Q18
1Q19
1Q20
1Q21

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items and a charge related to a US-based hedge fund. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix † RoRC is a non-GAAP financial measure, see Appendix

CREDIT SUISSE
April 22, 2021
34

 Appendix  35  April 22, 2021

Swiss Universal Bank
Private Clients and Corporate & Institutional Clients

Private Clients Adjusted key financials excl. significant items

in CHF mn	1Q21	4Q20	1Q20	Δ 1Q20
Net interest income	404	403	415	(3)%
Recurring commissions & fees	199	193	204	(2)%
Transaction-based	137	96	152	(10)%
Other revenues	(3)	(4)	(2)	
Net revenues	737	688	769	(4)%
Provision for credit losses	5	17	12	
o/w CECL-related	(1)	9	3	
Total operating expenses	446	474	478	(7)%
Pre-tax income	**286**	**197**	**279**	3%
Reported pre-tax income	**281**	**257**	**279**	1%
Cost/income ratio	**61%**	**69%**	**62%**	

C&IC Adjusted key financials excl. significant items

in CHF mn	1Q21	4Q20	1Q20	Δ 1Q20
Net interest income	279	255	279	-
Recurring commissions & fees	182	159	170	7%
Transaction-based	220	148	222	(1)%
Other revenues	(12)	(7)	(11)	
Net revenues	669	555	660	1%
Provision for credit losses	21	49	112	
o/w CECL-related	7	6	86	
Total operating expenses	303	316	320	(5)%
Pre-tax income	**345**	**190**	**228**	51%
Reported pre-tax income	**384**	**230**	**252**	52%
Cost/income ratio	**45%**	**57%**	**48%**	

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix

CREDIT SUISSE April 22, 2021 36

Wealth Management businesses
NNA generation

SUB PC NNA in CHF bn



(4.2)
(1.6)
2.0
(2.1)
2.2
1Q20
2Q20
3Q20
4Q20
1Q21

NNA growth (annualized)

1Q20	2Q20	3Q20	4Q20	1Q21
(8)%	(3)%	4%	(4)%	**4%**

IWM PB NNA in CHF bn



3.7
1.8
6.9
4.3
7.2
1Q20
2Q20
3Q20
4Q20
1Q21

NNA growth (annualized)

1Q20	2Q20	3Q20	4Q20	1Q21
4%	2%	8%	5%	**8%**

APAC NNA in USD bn



3.2
4.7
2.3
(1.3)
5.4
1Q20
2Q20
3Q20
4Q20
1Q21

NNA growth (annualized)

1Q20	2Q20	3Q20	4Q20	1Q21
6%	9%	4%	(2)%	**9%**

CREDIT SUISSE
April 22, 2021
37

Wealth Management businesses
Net and gross margins

SUB PC Adj. net margin excl. sign. items in bps


53
42
46
38
55
1Q20
2Q20
3Q20
4Q20
1Q21

IWM PB Adj. net margin excl. sign. items in bps


37
27
27
23
37
1Q20
2Q20
3Q20
4Q20
1Q21

APAC Adj. net margin excl. sign. items in bps


36
38
33
36
83
1Q20
2Q20
3Q20
4Q20
1Q21

Adj. gross margin excl. sign. items in bps


146
140
138
134
142
1Q20
2Q20
3Q20
4Q20
1Q21

Adj. gross margin excl. sign. items in bps


114
107
96
97
99
1Q20
2Q20
3Q20
4Q20
1Q21

Adj. gross margin excl. sign. items in bps


152
155
136
135
175
1Q20
2Q20
3Q20
4Q20
1Q21

Adjusted net revenues excl. significant items in CHF mn, unless specified

SUB PC 1Q20	2Q20	3Q20	4Q20	1Q21	IWM PB 1Q20	2Q20	3Q20	4Q20	1Q21
769	702	700	688	**737**	1,017	905	836	862	**929**

Adjusted pre-tax income excl. significant items in CHF mn, unless specified

SUB PC 1Q20	2Q20	3Q20	4Q20	1Q21	IWM PB 1Q20	2Q20	3Q20	4Q20	1Q21
279	210	236	197	**286**	329	224	236	206	**344**

Average AuM in CHF bn, unless specified

SUB PC 1Q20	2Q20	3Q20	4Q20	1Q21	IWM PB 1Q20	2Q20	3Q20	4Q20	1Q21
211	200	204	206	**208**	358	338	347	356	**375**

Adjusted net revenues excl. significant items in USD mn

1Q20	2Q20	3Q20	4Q20	1Q21
840	841	800	828	**1,119**

Adjusted pre-tax income excl. significant items in USD mn

1Q20	2Q20	3Q20	4Q20	1Q21
201	204	197	222	**531**

Average AuM in USD bn

1Q20	2Q20	3Q20	4Q20	1Q21
221	217	236	245	**256**

Note: For details on calculations see under 'Notes' at the end of this Appendix. Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix

CREDIT SUISSE
April 22, 2021
38

   39  April 22, 2021  Wealth Management businessesClient Business Volume (CBV)  SUB PCClient Business Volume (CBV) in CHF bn  1Q21  3Q20  1Q20  2Q20  4Q20  CBV growth QoQ (annualized), excluding estimated cumulative FX impact1  18%3  (22)%  16%  7%  11%  APACClient Business Volume (CBV) in USD bn  IWM PBClient Business Volume (CBV) in CHF bn            1Q21  3Q20  1Q20  2Q20  4Q20            1Q21  3Q20  1Q20  2Q20  4Q20            Assets under Management in CHF bn, unless specified  213  195  202  205  209  Custody Assets2 in CHF bn, unless specified  63  42  48  50  54  Net loans in CHF bn, unless specified  113  117  118  118  118  386  328  345  352  365  114  71  82  89  100  56  50  51  53  52  257  204  227  237  251  116  49  66  82  107  46  44  42  42  44  12%  (46)%  29%  17%  26%  21%  (34)%  44%  28%  38%  1 Based on management data, estimates and assumptions 2 Includes assets under custody and commercial assets 3 Adjusted for CHF 13 bn structural NAB shift to SUB C&IC in January 2021, of which CHF 6 bn in net loans, CHF 4 bn in AuM and CHF 3 bn in AuC/commercial assets   Assets under Management in USD bn  Custody Assets2 in USD bn  Net loans in USD bn

Corporate Center

Corporate Center Adjusted key financials

in CHF mn	1Q21	4Q20	1Q20
Treasury results	104	(32)	(43)
o/w Structured Notes Volatility	70	22	(279)
Asset Resolution Unit	(33)	(50)	(57)
Other[1]	78	65	30
Net revenues	149	(17)	(70)
Provision for credit losses	(9)	3	2
Compensation and benefits	39	140	(52)
G&A expenses	90	196	78
Commission expenses	19	17	25
Total other operating expenses	109	213	103
Total operating expenses	148	353	51
Pre-tax income / (loss)	**10**	**(373)**	**(123)**
Reported pre-tax income / (loss)	**(2)**	**(1,090)**	**(140)**

Corporate Center Key metrics

in CHF bn	1Q21	4Q20	1Q20
Total assets	120	111	118
Risk-weighted assets	50	46	44
Leverage exposure	122	117[3]	124[3]

ARU within Corp. Ctr. Adjusted key financials

in CHF mn unless otherwise specified	1Q21	4Q20	1Q20
Net revenues	(33)	(50)	(57)
Provision for credit losses	(1)	-	-
Total operating expenses	36	50	37
Pre-tax income / (loss)	**(68)**	**(100)**	**(94)**
Risk-weighted assets in USD bn	9	10	9
RWA excl. operational risk in USD bn	8	9	7
Leverage exposure in USD bn	18	21	22

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix 1 'Other revenues' primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group's RWAs and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees 3 Leverage exposure without the temporary exclusion of central bank reserves permitted by FINMA in 2020

CREDIT SUISSE
April 22, 2021
40

 41  April 22, 2021  Oil & Gas / Leveraged Finance exposures  Oil & Gas exposure1in USD bn  Leveraged Finance exposure2in USD bn  (12)%  1 Oil & Gas net lending exposure in Corporate Bank 2 Represents non-Investment Grade underwriting exposure  7.3  3.0  7.5  3.4Non-IG  4.1IG  6.2  6.9  3.1Non-IG  3.0Non-IG  3.8IG  7.1  4.1IG  8.4  2.7Non-IG  2.9Non-IG  7.7  10.2  6.7  +39%

Currency mix & Group capital metrics

Credit Suisse Group results

Group results	1Q21 LTM in CHF mn	CHF	USD	Contribution EUR	GBP	Other
Net revenues	24,187	25%	50%	11%	3%	11%
Total expenses[1]	22,678	25%	51%	4%	8%	12%
Swiss Universal Bank						
Net revenues	5,610	79%	12%	5%	1%	3%
Total expenses[1]	3,372	81%	13%	3%	1%	2%
International Wealth Management						
Net revenues	4,733	22%	45%	22%	3%	8%
Total expenses[1]	3,667	42%	28%	9%	9%	12%
Asia Pacific						
Net revenues	3,380	5%	61%	5%	2%	27%
Total expenses[1]	2,246	13%	25%	-%	1%	61%
Investment Bank						
Net revenues	10,561	2%	69%	11%	5%	13%
Total expenses[1]	11,456	3%	72%	3%	11%	11%

Sensitivity analysis on Group results[2]

Applying a +/- 10% movement on the average FX rates for 1Q21 LTM, the sensitivities are:

- USD/CHF impact on 1Q21 LTM pre-tax income by CHF +51 / (51) mn
- EUR/CHF impact on 1Q21 LTM pre-tax income by CHF +179 / (179) mn

Currency mix capital metric[3]



14%
7%
7%
7%
6%
14%
23%
20%
29%
64%
67%
43%
USD
CHF
CET1 capital 4
Basel III Risk-weighted assets
Swiss leverage exposure
USD
CHF
EUR
Other

A 10% strengthening / weakening of the USD (vs. CHF) would have a **(3.8) bps / +4.4 bps impact** on the **BIS CET1 ratio**

1 Total expenses include provisions for credit losses 2 Sensitivity analysis based on weighted average exchange rates of USD/CHF of 0.83 and EUR/CHF of 1.08 for the 1Q21 LTM results 3 Data based on March 2021 month-end currency mix 4 Reflects actual capital positions in consolidated Group legal entities (net assets) including net asset hedges less applicable Basel III regulatory adjustments (e.g. goodwill)

CREDIT SUISSE
April 22, 2021
42

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (1/3)

	Group in CHF mn			**IB** in USD mn					**CC** in CHF mn		
	1Q21	4Q20	1Q20	1Q21	4Q20	1Q20	1Q19	1Q18	1Q21	4Q20	1Q20
Net revenues reported	**7,574**	**5,221**	**5,776**	**3,888**	**2,337**	**2,155**	**2,014**	**2,439**	**149**	**(17)**	**(70)**
FVoD	-	-	-	-	-	-	-	-	-	-	-
Real estate (gains)/losses	-	(15)	-	-	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-	-	-	-	-
Net revenues adjusted	**7,574**	**5,206**	**5,776**	**3,888**	**2,337**	**2,155**	**2,014**	**2,439**	**149**	**(17)**	**(70)**
o/w related to InvestLab transfer	-	-	268	-	-	-	-	-	-	-	-
o/w related to Allfunds Group revaluation	144	127	-	-	-	-	-	-	-	-	-
o/w related to SIX revaluation	-	158	-	-	-	-	-	-	-	-	-
o/w Pfandbriefbank gain	-	-	-	-	-	-	-	-	-	-	-
o/w York impairment	-	(414)	-	-	-	-	-	-	-	-	-
Net revenues adj. excl. significant items	**7,430**	**5,335**	**5,508**	**3,888**	**2,337**	**2,155**	**2,014**	**2,439**	**149**	**(17)**	**(70)**
Provision for credit losses	**4,394**	**138**	**568**	**4,618**	**42**	**315**	**19**	**6**	**(9)**	**3**	**2**
o/w US HF charge	4,430	-	-	4,707	-	-	-	-	-	-	-
Provision for credit losses excl. the US Hedge Fund charge	**(36)**	**138**	**568**	**(89)**	**42**	**315**	**19**	**6**	**(9)**	**3**	**2**
Total operating expenses reported	**3,937**	**5,171**	**4,007**	**1,830**	**1,977**	**1,754**	**1,751**	**1,965**	**160**	**1,070**	**68**
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-
Restructuring expenses	(25)	(50)	-	(18)	(16)	-	-	(78)	3	(5)	-
Major litigation provisions	(4)	(757)	(18)	-	-	-	-	-	(15)	(712)	(17)
Expenses related to real estate disposals	(38)	(28)	5	(34)	(23)	4	(15)	-	-	-	-
Expenses related to business sales	-	-	-	-	-	-	-	-	-	-	-
Total operating expenses adjusted	**3,870**	**4,336**	**3,994**	**1,778**	**1,938**	**1,758**	**1,736**	**1,887**	**148**	**353**	**51**
Pre-tax income/(loss) reported	**(757)**	**(88)**	**1,201**	**(2,560)**	**318**	**86**	**244**	**468**	**(2)**	**(1,090)**	**(140)**
Total adjustments, significant items and the US HF charge	4,353	949	(255)	4,759	39	(4)	15	78	12	717	17
Pre-tax income/(loss) adj. excl. significant items and the US hedge fund charge	**3,596**	**861**	**946**	**2,199**	**357**	**82**	**259**	**546**	**10**	**(373)**	**(123)**
Pre-provision profit/(loss) adj. excl. significant items	**3,560**	**999**	**1,514**	**2,110**	**399**	**397**	**278**	**552**			

CREDIT SUISSE

April 22, 2021

43

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (2/3)

	SUB in CHF mn					IWM in CHF mn		
	1Q21	4Q20	1Q20	1Q19	1Q18	1Q21	4Q20	1Q20
Net revenues reported	1,449	1,393	1,454	1,337	1,406	1,373	952	1,477
Real estate (gains)/losses	-	(15)	-	(30)	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	(37)	-	-	-
Net revenues adjusted	1,449	1,378	1,454	1,307	1,369	1,373	952	1,477
o/w related to InvestLab transfer	-	-	25	-	-	-	-	218
o/w related to Allfunds Group revaluation	43	38	-	-	-	58	51	-
o/w related to SIX revaluation	-	97	-	-	-	-	61	-
o/w Pfandbriefbank gain	-	-	-	-	-	-	-	-
o/w York impairment	-	-	-	-	-	-	(414)	-
Net revenues adj. excl. significant items	1,406	1,243	1,429	1,307	1,369	1,315	1,254	1,259
Provision for credit losses	26	66	124	29	34	-	25	39
Total operating expenses reported	758	840	799	804	838	850	939	929
Restructuring expenses	(9)	(3)	-	-	(28)	(1)	(26)	-
Major litigation provisions	-	(44)	(1)	-	-	11	(1)	-
Expenses related to real estate disposals	-	(3)	-	(10)	-	(6)	(4)	1
Expenses related to business sales	-	-	-	-	-	-	-	-
Total operating expenses adjusted	749	790	798	794	810	854	908	930
Pre-tax income/(loss) reported	665	487	531	504	534	523	(12)	509
Total adjustments and significant items	(34)	(100)	(24)	(20)	(9)	(62)	333	(219)
Pre-tax income/(loss) adj. excl. significant items	631	387	507	484	525	461	321	290
Pre-provision profit/(loss) adj. excl. significant items	657	453	631	513	559	461	346	329

	APAC in CHF mn			WM-related[1] in CHF mn		
	1Q21	4Q20	1Q20	1Q21	4Q20	1Q20
Net revenues reported	1,060	784	835	3,882	3,129	3,766
Real estate (gains)/losses	-	-	-	-	(15)	-
(Gains)/losses on business sales	-	-	-	-	-	-
Net revenues adjusted	1,060	784	835	3,882	3,114	3,766
o/w related to InvestLab transfer	-	-	25	-	-	268
o/w related to Allfunds Group revaluation	43	38	-	144	127	-
o/w related to SIX revaluation	-	-	-	-	158	-
o/w Pfandbriefbank gain	-	-	-	-	-	-
o/w York impairment	-	-	-	-	(414)	-
Net revenues adj. excl. significant items	1,017	746	810	3,738	3,243	3,498
Provision for credit losses	27	6	99	53	97	262
Total operating expenses reported	509	541	518	2,117	2,320	2,246
Restructuring expenses	(1)	(2)	-	(11)	(31)	-
Major litigation provisions	-	-	-	11	(45)	(1)
Expenses related to real estate disposals	-	-	-	(6)	(7)	1
Expenses related to business sales	-	-	-	-	-	-
Total operating expenses adjusted	508	539	518	2,111	2,237	2,246
Pre-tax income/(loss) reported	524	237	218	1,712	712	1,258
Total adjustments and significant items	(42)	(36)	(25)	(138)	197	(268)
Pre-tax income/(loss) adj. excl. significant items	482	201	193	1,574	909	990
Pre-provision profit/(loss) adj. excl. significant items	509	207	292	1,627	1,006	1,252

	APAC in USD mn						
	1Q21	4Q20	3Q20	2Q20	1Q20	1Q19	1Q18
Net revenues reported	1,166	871	800	841	866	746	860
Real estate (gains)/losses	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-
Net revenues adjusted	1,166	871	800	841	866	746	860
o/w related to InvestLab transfer	-	-	-	-	26	-	-
o/w related to Allfunds Group revaluation	47	43	-	-	-	-	-
o/w related to SIX revaluation	-	-	-	-	-	-	-
o/w Pfandbriefbank gain	-	-	-	-	-	-	-
o/w York impairment	-	-	-	-	-	-	-
Net revenues adj. excl. significant items	1,119	828	800	841	840	746	860
Provision for credit losses	30	7	49	90	102	17	10
Total operating expenses reported	559	600	557	547	537	509	626
Restructuring expenses	(1)	(1)	(3)	-	-	-	(4)
Major litigation provisions	-	-	-	-	-	-	(50)
Expenses related to real estate disposals	-	-	-	-	-	-	-
Expenses related to business sales	-	-	-	-	-	-	-
Total operating expenses adjusted	558	599	554	547	537	509	572
Pre-tax income/(loss) reported	577	264	194	204	227	220	224
Total adjustments and significant items	(46)	(42)	3	-	(26)	-	54
Pre-tax income/(loss) adj. excl. significant items	531	222	197	204	201	220	278
Pre-provision profit/(loss) adj. excl. significant items	561	229	246	294	303	237	288

1 SUB, IWM and APAC

CREDIT SUISSE
April 22, 2021
44

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (3/3)

	SUB PC in CHF mn					SUB C&IC in CHF mn		
	1Q21	4Q20	3Q20	2Q20	1Q20	1Q21	4Q20	1Q20
Net revenues reported	**737**	**750**	**700**	**836**	**769**	**712**	**643**	**685**
Real estate (gains)/losses	-	(15)	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-	-
Net revenues adjusted	**737**	**735**	**700**	**836**	**769**	**712**	**643**	**685**
o/w related to InvestLab transfer	-	-	-	-	-	-	-	25
o/w related to Allfunds Group revaluation	-	-	-	-	-	43	38	-
o/w related to SIX revaluation	-	47	-	-	-	-	50	-
o/w Pfandbriefbank gain	-	-	-	134	-	-	-	-
o/w York impairment	-	-	-	-	-	-	-	-
Net revenues adj. excl. significant items	**737**	**688**	**700**	**702**	**769**	**669**	**555**	**660**
Provision for credit losses	**5**	**17**	**5**	**28**	**12**	**21**	**49**	**112**
Total operating expenses reported	**451**	**476**	**495**	**464**	**478**	**307**	**364**	**321**
Restructuring expenses	(5)	1	(36)	-	-	(4)	(4)	-
Major litigation provisions	-	-	-	-	-	-	(44)	(1)
Expenses related to real estate disposals	-	(3)	-	-	-	-	-	-
Expenses related to business sales	-	-	-	-	-	-	-	-
Total operating expenses adjusted	**446**	**474**	**459**	**464**	**478**	**303**	**316**	**320**
Pre-tax income/(loss) reported	**281**	**257**	**200**	**344**	**279**	**384**	**230**	**252**
Total adjustments and significant items	5	(60)	36	(134)	-	(39)	(40)	(24)
Pre-tax income/(loss) adj. excl. significant items	**286**	**197**	**236**	**210**	**279**	**345**	**190**	**228**
Pre-provision profit/(loss) adj. excl. significant items	**291**	**214**	**241**	**238**	**291**	**366**	**239**	**340**

	IWM PB in CHF mn							IWM AM in CHF mn				
	1Q21	4Q20	3Q20	2Q20	1Q20	1Q19	1Q18	1Q21	4Q20	1Q20	1Q19	1Q18
Net revenues reported	**987**	**974**	**836**	**905**	**1,032**	**989**	**1,022**	**386**	**(22)**	**445**	**401**	**363**
Real estate (gains)/losses	-	-	-	-	-	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	(37)	-	-	-	-	1
Net revenues adjusted	**987**	**974**	**836**	**905**	**1,032**	**989**	**985**	**386**	**(22)**	**445**	**401**	**364**
o/w related to InvestLab transfer	-	-	-	-	15	-	-	-	-	203	-	-
o/w related to Allfunds Group revaluation	58	51	-	-	-	-	-	-	-	-	-	-
o/w related to SIX revaluation	-	61	-	-	-	-	-	-	-	-	-	-
o/w Pfandbriefbank gain	-	-	-	-	-	-	-	-	-	-	-	-
o/w York impairment	-	-	-	-	-	-	-	-	(414)	-	-	-
Net revenues adj. excl. significant items	**929**	**862**	**836**	**905**	**1,017**	**989**	**985**	**386**	**392**	**242**	**401**	**364**
Provision for credit losses	**-**	**31**	**8**	**32**	**39**	**10**	**-**	**-**	**(6)**	**-**	**-**	**-**
Total operating expenses reported	**579**	**650**	**631**	**617**	**648**	**609**	**643**	**271**	**289**	**281**	**279**	**279**
Restructuring expenses	-	(21)	(16)	-	-	-	(18)	(1)	(5)	-	-	(8)
Major litigation provisions	11	(1)	(20)	32	-	27	-	-	-	-	-	-
Expenses related to real estate disposals	(5)	(3)	(3)	-	1	(8)	-	(1)	(1)	-	(2)	-
Expenses related to business sales	-	-	-	-	-	-	-	-	-	-	-	-
Total operating expenses adjusted	**585**	**625**	**592**	**649**	**649**	**628**	**625**	**269**	**283**	**281**	**277**	**271**
Pre-tax income/(loss) reported	**408**	**293**	**197**	**256**	**345**	**370**	**379**	**115**	**(305)**	**164**	**122**	**84**
Total adjustments and significant items	(64)	(87)	39	(32)	(16)	(19)	(19)	2	420	(203)	2	9
Pre-tax income/(loss) adj. excl. significant items	**344**	**206**	**236**	**224**	**329**	**351**	**360**	**117**	**115**	**(39)**	**124**	**93**
Pre-provision profit/(loss) adj. excl. significant items	**344**	**237**	**244**	**256**	**368**	**361**	**360**	**117**	**109**	**(39)**	**124**	**93**

CREDIT SUISSE

April 22, 2021

45

Notes

General notes

- Throughout the presentation rounding differences may occur
- Unless otherwise noted, all **CET1 capital, CET1 ratio**, **Tier 1 leverage ratio**, **risk-weighted assets** and **leverage exposure** figures shown in this presentation are as of the end of the respective period and, for periods prior to 2019, on a "look-through" basis
- **Banking** means capital markets & advisory
- **Gross and net margins** are shown in basis points
  Gross margin = net revenues annualized / average AuM; net margin = pre-tax income annualized / average AuM. Net margin excluding certain significant items, as disclosed herein, is calculated excluding those items applying the same methodology
- **Mandate penetration** reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager business
- Unless otherwise noted, **FX impact** is calculated by converting the CHF amount of net revenues, provision for credit losses and operating expenses for 2021 back to the original currency on a monthly basis at the respective spot FX rate. The respective amounts are then converted back to CHF applying the average 2020 FX rate from the period against which the FX impact is measured. Average FX rates apply a straight line average of monthly FX rates for major currencies
- **Wealth Management** businesses include SUB PC, IWM PB and APAC and related figures refer to their combined results
- **Wealth Management-related** businesses include SUB, IWM and APAC and related figures refer to their combined results
- **Pre-provision profit** refers to pre-tax income excluding provision for credit losses
- **Client Business Volume** includes assets under management, custody assets and net loans
- **Greensill** refers to Greensill Capital (UK) Ltd. or one of its affiliates

Specific notes

† Prior to 3Q20, regulatory capital was calculated as the worst of 10% of RWA and 3.5% of leverage exposure and return on regulatory capital (a non-GAAP financial measure) was calculated using income / (loss) after tax and assumed a tax rate of 30%. In 3Q20, we updated our calculation approach, following which regulatory capital is calculated as the average of 10% of RWA and 3.5% of leverage exposure and return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onwards. For periods in 2020, for purposes of calculating Group return on regulatory capital, leverage exposure excludes cash held at central banks, after adjusting for the dividend paid in 2020. For the Investment Bank division, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

‡ Return on tangible equity, a non-GAAP financial measure, is calculated as annualized net income attributable to shareholders divided by average tangible shareholders' equity. Tangible shareholders' equity, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet. Tangible book value, a non-GAAP financial measure, is equal to tangible shareholders' equity. Tangible book value per share, a non-GAAP financial measure, is calculated by dividing tangible shareholders' equity by total number of shares outstanding. Management believes that tangible shareholders' equity/tangible book value, return on tangible equity and tangible book value per share are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

For end-1Q20, tangible shareholders' equity excluded goodwill of CHF 4,604 mn and other intangible assets of CHF 279 mn from total shareholders' equity of CHF 48,675 mn as presented in our balance sheet.
For end-4Q20, tangible shareholders' equity excluded goodwill of CHF 4,426 mn and other intangible assets of CHF 237 mn from total shareholders' equity of CHF 42,677 mn as presented in our balance sheet.
For end-1Q21, tangible shareholders' equity excluded goodwill of CHF 4,644 mn and other intangible assets of CHF 239 mn from total shareholders' equity of CHF 44,590 mn as presented in our balance sheet.
Shares outstanding were 2,406.1 mn at end-4Q20 and 2,364.0 mn at end-1Q21.

CREDIT SUISSE April 22, 2021 46

47  April 22, 2021  AbbreviationsAdj. = Adjusted; AM = Asset Management; APAC = Asia Pacific; AuC = Assets under Custody; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BIS = Bank for International Settlements; BoD = Board of Directors; bps = basis point; C&IC = Corporate & Institutional Clients; CBV = Client Business Volume; CECL = Current Expected Credit Losses; CEO = Chef Executive Officer; CET1 = Common Equity Tier 1; CM&A = Capital Markets & Advisory and other fees; Comm. assets = Commercial assets; Comp = Compensation; Corp. = Corporate; COVID-19 = Coronavirus disease 2019; CSAM = Credit Suisse Asset Management; Ctr. = Center; ex- = excluding; excl. = excluding; FINMA = Swiss Financial Market Supervisory Authority; FX = Foreign Exchange; GAAP = Generally Accepted Accounting Principles; HF = Hedge Fund; IB = Investment Bank; Inv. = Investment; IPO = Initial Public Offering; IWM = International Wealth Management; M&A = Mergers & Acquisitions; MCN = Mandatory Convertible Note; NAB = Neue Aargauer Bank; NAV = Net asset value; NNA = Net New Assets; OpRisk = Operational risk; PB = Private Banking; PC = Private Clients; PCL = Provision for credit losses; Perf. = performance; pp. = percentage points; PTI = Pre-tax income; QoQ = Quarter on Quarter; rev. = revenues; RoRC = Return on Regulatory Capital; RWA = Risk-weighted assets; SCF = Supply Chain Finance; sign. = significant; SUB = Swiss Universal Bank; TBVPS = Tangible Book Value Per Share; U/HNW = (Ultra) High Net Worth; US HF = US-based hedge fund; vs. = versus; VWAP = Volume-Weighted Average Price WM = Wealth Management; YoY = Year on year

 April 22, 2021  48

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
 (Registrants)
Date: April 22, 2021
By:
/s/ Thomas Gottstein                                 /s/ David R. Mathers
      Thomas Gottstein                                       David R. Mathers
      Chief Executive Officer                               Chief Financial Officer